TABLE OF CONTENTS

EXHIBIT 13

SELECTED FINANCIAL AND OTHER DATA

Selected financial condition data:	At December 31,				
	2000	**1999**	**1998**	**1997**	**1996**
			(In thousands)		
Total assets	$1,300,199	$1,327,573	$1,297,689	$1,073,222	$1,093,053
Cash and cash equivalents	45,972	111,445	172,409	36,404	21,440
Investment securities:					
Trading	5,933	7,657	2,804	2,475	2,026
Available for sale	98,445	161,904	112,200	39,545	14,659
Held to maturity	876	1,091	4,993	5,168	28,070
Mortgage-related securities:					
Available for sale	91,731	113,559	98,890	62,416	84,466
Held to maturity	107,684	138,079	182,999	243,848	286,384
Loans, net	876,653	723,087	657,498	633,236	616,923
FHLB stock	13,793	12,825	11,958	11,136	10,370
Deposits	900,413	834,087	777,583	886,808	932,060
Other borrowed funds	114,317	213,578	26,727	17	9
Total equity	261,899	256,868	474,821	150,141	135,588

Summary of earnings:	Year Ended December 31,				
	2000	**1999**	**1998**	**1997**	**1996**
			(In thousands)		
Interest income	$91,622	$89,971	$87,755	$84,081	$82,749
Interest expense	44,104	34,284	36,570	40,996	43,326
Net interest income	47,518	55,687	51,185	43,085	39,423
Provision for (recovery of) loan loss allowances	300	100	650	(1,546)	—
Net interest income after provision for (recovery of) loan loss allowances	47,218	55,587	50,535	44,631	39,423
Noninterest income	24,754	22,721	22,137	20,217	16,823
Noninterest expenses (1)(2)(3)(4)	54,307	61,037	56,931	42,704	44,574
Income before provision for income taxes	17,665	17,271	15,741	22,144	11,672
Provision for income taxes	6,051	6,876	5,612	7,717	3,916
Net income	$11,614	$10,395	$10,129	$14,427	$ 7,756

(1) For the year ended December 31, 2000, noninterest expense included a $2.9 million gain on postretirement benefits curtailment and a $1.0 million loss on pension termination.

(2) For the year ended December 31, 1999, noninterest expense included $6.4 million compensation expense as a result of the $6.00 per share special capital distribution paid on Recognition and Retention Plan (RRP) shares.

(3) For the year ended December 31, 1998, noninterest expense included $11.8 million as a result of the contribution to the Home Savings and Loan Charitable Foundation (Foundation).

(4) For the year ended December 31, 1996, noninterest expense included a $5.9 million one-time assessment imposed on Home Savings as a result of legislation to recapitalize the Savings Association Insurance Fund (SAIF).

Selected financial ratios and other data:	At or for the Year Ended December 31,				
	2000	**1999**	**1998**	**1997**	**1996**
Performance ratios: (1)					
Return on average assets (2)	0.92%	0.79%	0.83%	1.34%	0.70%
Return on average equity (3)	4.47	2.46	3.41	10.10	5.86
Interest rate spread (4)	2.91	2.98	3.28	3.50	3.11
Net interest margin (5)	3.89	4.38	4.32	4.10	3.66
Noninterest expense to average assets	4.30	4.66	4.66	3.96	4.05
Efficiency ratio (6)	75.14	77.85	77.65	67.46	79.25
Average interest-earning assets to Average interest-bearing liabilities	127.08	152.09	133.59	115.34	113.69
Capital ratios:					
Average equity to average assets	20.57	32.25	24.30	13.23	12.01
Equity to assets at year end	20.14	19.35	36.59	13.99	12.40
Tangible capital	14.51	26.75	26.80	13.47	11.87
Core capital	14.51	26.75	26.80	13.47	11.87
Risk-based capital	24.33	50.41	51.51	28.85	26.15
Asset quality ratios:					
Nonperforming loans to loans at year end (7)	1.10	0.54	1.15	1.60	1.59
Nonperforming assets to average assets (8)	0.79	0.31	0.63	0.94	0.91
Nonperforming assets to total assets at year end (8)	0.77	0.30	0.59	0.95	0.90
Allowance for loan losses as a percent of loans	0.74	0.88	0.96	0.94	0.81
Allowance for loan losses as a percent of nonperforming loans (7)	67.79	164.86	84.62	59.02	51.37
Number of:					
Loans	22,699	20,274	19,628	19,173	18,826
Deposits	115,785	106,196	105,426	108,663	108,793
Per share data: (9)					
Basic earnings (10)	$ 0.35	$ 0.31	$ 0.10	N/A	N/A
Diluted earnings (10)	0.35	0.30	0.10	N/A	N/A
Book value (11)	7.77	7.46	14.03	N/A	N/A
Dividend payout ratio (12)	85.71%	100.00%	75.00%	N/A	N/A

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(1) *Performance ratios for 2000 reflect the $2.9 million gain on postretirement benefits curtailment and the $1.0 million loss on pension termination. Performance ratios for 1999 reflect the $6.4 million employee benefit expense related to the $6.00 per share special capital distribution paid on the RRP shares. Performance ratios for 1998 reflect the $11.8 million contribution to the Foundation. Performance ratios for 1996 reflect the $5.9 million one-time assessment imposed on Home Savings as a result of legislation to recapitalize the SAIF.*

(2) *Net income divided by average total assets. Excluding the effects of the gain on postretirement benefits curtailment and the loss on pension termination, the return on average assets would have been 0.80% for the year ended December 31, 2000. Excluding the effect of the employee benefit expense related to the special capital distribution paid on the RRP shares, the return on average assets would have been 1.16% for the year ended December 31, 1999. Excluding the effect of the contribution to the Foundation, the return on average assets would have been 1.43% for the year ended December 31, 1998. Excluding the effect of the one-time SAIF assessment, the return on average assets would have been 1.05% for the year ended December 31, 1996.*

(3) *Net income divided by average total equity. Excluding the effects of the gain on postretirement benefits curtailment and the loss on pension termination, the return on average equity would have been 3.90% for the year ended December 31, 2000. Excluding the effect of the employee benefit expense related to the special capital distribution paid on the RRP shares, the return on average equity would have been 3.60% for the year ended December 31, 1999. Excluding the effect of the contribution to the Foundation, the return on average equity would have been 5.89% for the year ended December 31, 1998. Excluding the effect of the one-time SAIF assessment, the return on average equity would have been 8.73% for the year ended December 31, 1996.*

(4) *Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.*

(5) *Net interest income as a percentage of average interest-earning assets.*

(6) *Noninterest expense divided by the sum of net interest income and noninterest income. Excluding the effects of*

the gain on postretirement benefits curtailment and the loss on pension termination, the efficiency ratio would have been 78.22% for the year ended December 31, 2000. Excluding the effect of the employee benefit expense related to the special capital distribution paid on the RRP shares, the efficiency ratio would have been 69.52% for the year ended December 31, 1999. Excluding the effect of the contribution to the Foundation, the efficiency ratio would have been 61.73% for the year ended December 31, 1998. Excluding the effect of the one-time SAIF assessment, the efficiency ratio would have been 68.79% for the year ended December 31, 1996.

(7)   Nonperforming loans consist of nonaccrual loans and restructured loans.

(8)   Nonperforming assets consist of nonperforming loans and real estate acquired in settlement of loans.

(9)   For purpose of displaying six months earnings per share for 1998, it is assumed the Conversion took place as of July 1, 1998.

(10)   Net income divided by average number of shares outstanding. Excluding the effects of the gain on postretirement benefits curtailment and the loss on pension termination, basic and diluted earnings per share would have been $0.31 for the year ended December 31, 2000. Excluding the effect of the employee benefit expense related to the special capital distribution paid on the RRP shares, basic earnings per share would have been $0.45 and diluted earnings per share would have been $0.44 for the year ended December 31, 1999. Excluding the effect of the contribution to the Foundation, basic and diluted earnings per share would have been $0.32 for the year ended December 31, 1998.

(11)   Equity divided by number of shares outstanding.

(12)   Historical per share dividends declared and paid for the year divided by the diluted earnings per share for the year.

General

United Community Financial Corp. (United Community) was incorporated for the purpose of owning all of the outstanding stock of The Home Savings and Loan Company of Youngstown, Ohio (Home Savings). On August 12, 1999, United Community acquired Butler Wick Corp. (Butler Wick), which was accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements of United Community for all periods prior to the Butler Wick acquisition have been restated to include the results of Butler Wick. See Note 2 to the consolidated financial statements for discussion of the acquisition. The following discussion and analysis of the financial condition and results of operations of United Community and its subsidiaries should be read in conjunction with the consolidated financial statements, and the notes thereto, included in this Annual Report.

Changes in Financial Condition

Total assets decreased $27.4 million, or 2.1%, from $1.33 billion at December 31, 1999 to $1.30 billion at December 31, 2000. Net loans increased $153.6 million, or 21.2%. Cash and cash equivalents decreased $65.5 million, or 58.7%, and securities decreased $117.6 million, or 27.9%, enabling United Community to fund a portion of its increase in loan originations and to repay certain funds borrowed from a commercial bank.

On January 4, 2000, Home Savings paid a $158.0 million dividend to United Community and loaned United Community $12.0 million. United Community used these funds, in addition to cash and cash equivalents, to repay the $185.0 million borrowed from a commercial bank in 1999 to fund the $6.00 per share special capital distribution paid in 1999. Home Savings used cash and cash equivalents along with borrowings of $110.0 million from the Federal Home Loan Bank (FHLB), which were obtained at a lower interest rate than the commercial bank loan, to fund the dividend to United Community. The change in borrowed funds, as well as the use of assets to pay down borrowings, is discussed in further detail below.

Net loans increased $153.6 million, or 21.2%, to $876.7 million at December 31, 2000, compared to $723.1 million at December 31, 1999. The most significant increases were a $64.1 million increase in real estate loans secured by one- to four-family residences, a $23.9 million increase in commercial loans, a $30.5 million increase in construction loans secured by one- to four-family residences, a $28.6 million increase in nonresidential real estate loans, and a $15.2 million increase in consumer loans. Home Savings anticipates continued growth in all loan categories, which will increase the risk of loan losses. Non-residential real estate lending is generally considered to involve a higher degree of risk than residential real estate lending due to the relatively larger loan amounts and the effects of general economic conditions on the successful operation of income-producing properties.

Funds not currently utilized for general corporate purposes, including loan originations, enhanced customer services and possible acquisitions, are invested in overnight funds, investment securities and mortgage-related securities. Overnight funds decreased $58.2 million, or 72.1%, to $22.5 million at December 31, 2000 compared to $80.7 million at December 31, 1999. Securities available for sale, which include both investment and mortgage-related securities, decreased $85.3 million, or 31.0%. Securities held to maturity, which also consist of investment securities and mortgage-related securities, decreased $30.6 million, or 22.0%. Trading securities, which consist of investment securities, decreased $1.7 million, or 22.5%. These decreases, along with a $7.3 million decrease in cash and deposits with banks, were primarily used to reduce borrowed funds by $99.3 million and to fund an increase in net loans of $153.6 million.

Total deposits increased $66.3 million, or 8.0%, from $834.1 million at December 31, 1999 to $900.4 million at December 31, 2000. This increase was primarily due to new savings products introduced by Home Savings that offer competitive rates or other features. The deposit increase included a $82.4 million increase in certificate accounts and a $7.3 million increase in demand accounts. These increases were offset by a $23.4 million decrease in savings accounts.

Other borrowed funds decreased $99.3 million, or 46.5%, at December 31, 2000 compared to December 31, 1999. During January 2000, United Community repaid the $185.0 million commercial bank loan. The sources of funds for the repayment were cash and cash equivalents and $110.0 million of short term FHLB advances. FHLB advances were not used originally to fund the capital distribution due to tax and timing issues in 1999. Home Savings reduced its FHLB advances in 2000 by utilizing securities that have been sold or matured, utilizing increased deposit funds, and by decreasing cash and cash equivalents. FHLB advances, which had lower interest rates than the commercial bank loan, are continuing to be utilized as part of Home Savings' leveraging strategy.

Total shareholders' equity increased $5.0 million, or 2.0%, to $261.9 million at December 31, 2000 from $256.9 million at December 31, 1999, as a result of net income for the year, which was offset by quarterly dividends. Book value per share was $7.77 as of December 31, 2000. United Community remains committed to managing its capital and will continue leveraging through economically viable and permissible activities.

Comparison of Operating Results for the Years Ended December 31, 2000 and December 31, 1999

Net Income— Net income for the year ended December 31, 2000 was $11.6 million, compared to $10.4 million for the year ended December 31, 1999. The primary reason for the increase was a $6.7 million decrease in noninterest expense, primarily due to the recognition in 1999 of a $6.4 million one-time compensation expense for the United Community Recognition and Retention Plan (RRP) due to the special capital distribution, a $2.9 million gain recognized on the curtailment of postretirement benefits in 2000 which were partially offset by a $1.0 million loss due to the termination of the Home Savings pension plan. Another component of the increase in earnings was a $2.0 million increase in noninterest income due to increases in commissions and service fees and other charges. These increases were partially offset by a $8.2 million decrease in net interest income primarily due to increases in interest expense on deposits and other borrowed funds. Diluted earnings per share for the year ended December 31, 2000 were $0.35 compared to diluted earnings per share of $0.30 for the year ended December 31, 1999.

Net Interest Income—Net interest income decreased $8.2 million, or 14.7%, to $47.5 million in 2000 from $55.7 million for 1999. Total interest income increased $1.7 million and interest expense increased $9.8 million. The increase in total interest income was primarily due to an increase in interest on loans of $8.3 million and an increase in interest on margin accounts of $1.4 million, which were partially offset by a decrease in interest earned on securities of $4.1 million and a decrease in income on other interest-earning assets of $4.0 million. The average balance of interest-earning assets decreased $48.6 million for the year ended December 31, 2000 compared to 1999. The average yield on interest-earning assets increased to 7.50% in 2000 compared to 7.08% in 1999. The increase in interest expense was due to an increase in interest expense on deposits of $5.0 million and an increase in expense on borrowed funds of $4.9 million. The increase in deposits was due to an increase in the weighted average interest rate and the average balance and the increase in expense on other borrowed funds was due to an increase in the average balance. The average balance of interest-bearing liabilities increased $126.2 million, or 15.1%, and the average rate paid increased to 4.59% for 2000 from 4.10% for 1999. The interest rate spread decreased 7 basis points to 2.91% for 2000 from 2.98% for 1999 as a result of the 49 basis point increase in the cost of interest-bearing liabilities partially offset by a 42 basis point increase in the yield on interest-earning assets.

Provision for Loan Losses—Provisions for loan losses are charged to operations to bring the total allowance for loan losses to a level considered by management to be adequate to provide for estimated losses based on management's evaluation of such factors as the delinquency status of loans, current economic conditions, the net realizable value of the underlying collateral, changes in the composition of the loan portfolio and prior loan loss experience. Due to growth in the loan portfolio and an increase in nonperforming loans and delinquency rates, the provision for loan loss allowance was $300,000 in 2000 compared to a provision of $100,000 in 1999. The allowance for loan losses totaled $6.6 million at December 31, 2000, which was 0.74% of total loans.

Noninterest Income—Noninterest income increased $2.0 million, or 8.9%, to $24.7 million for the year ended December 31, 2000, from $22.7 million for the year ended December 31, 1999. The increase was primarily due to an increase in the commissions and service fees and other charges of $990,000 and $963,000, respectively, primarily due to an increase in securities transactions and trust services to Butler Wick customers. These increases were partially offset by a $340,000 decrease in gains recognized on trading securities in 2000 related to the Butler Wick retention plan.

Noninterest Expense—Noninterest expense decreased $6.7 million to $54.3 million for 2000, from $61.0 million in 1999. This decrease was primarily attributable to a decrease in salaries and employee benefits of $7.2 million and a gain of $2.9 million on the curtailment of postretirement benefits. The decrease in salaries and employee benefits was primarily due to a $6.4 million one-time expense from the effect of the $6.00 per share special capital distribution on the RRP in 1999 and a decrease in expense related to the Employee Stock Ownership Plan (ESOP) of $1.0 million due to a lower average stock price in 2000. The purpose of the RRP, which was approved by shareholders on July 12, 1999, is to reward and retain directors, officers and employees of United Community and Home Savings who are in key positions of responsibility by providing them with an ownership interest in United Community. As of December 31, 2000 United Community had awarded 1,388,625 shares to eligible individuals, of which 3,960 were forfeited and may be awarded to new individuals. The awards vest ratably over a five-year period, which began in August 1999. These decreases were partially offset by a one-time $1.0 million loss on the termination of the Home Savings pension plan and an increase in franchise tax expense of $1.8 million due to Home Savings having higher equity on its 2000 return compared to its 1999 return.

Federal Income Taxes—Federal income taxes decreased $825,000, or 12.0%, in 2000 compared to 1999, primarily due to a $400,000 valuation allowance booked in 1999 and tax benefits of filing a consolidated return in 2000. The effective tax rate was 34% in 2000 and 40% in 1999. Refer to Note 11 to the consolidated financial statements for a further analysis of the effective tax rate.

Comparison of Operating Results for the Years Ended December 31, 1999 and December 31, 1998

Net Income—Net income for the year ended December 31, 1999, was $10.4 million, compared to $10.1 million for the year ended December 31, 1998. An increase in net interest income of $4.5 million, primarily due to an increase in interest-earning assets, combined with a reduction in the average balance of interest-bearing liabilities, was offset by an increase in noninterest expense of $4.1 million, primarily due to a $6.4 million one-time compensation expense for the RRP due to the special capital distribution. Diluted earnings per share for the year ended

December 31, 1999 were $0.30. There were no comparable per share earnings for 1998 as Home Savings was a mutual association until July of 1998, however, diluted earnings per share for the six months ended December 31, 1998 were $0.10.

Net Interest Income—Net interest income increased $4.5 million, or 8.8%, to $55.7 million in 1999 from $51.2 million for 1998. Total interest income increased $2.2 million and interest expense declined $2.3 million. The increase in total interest income was primarily due to an increase in interest income on securities of $3.3 million combined with an increase in interest on loans of $1.5 million, which were partially offset by a decrease in income on other interest-earning assets of $3.1 million. The average balance of interest-earning assets was $86.1 million higher for the year ended December 31, 1999 compared to 1998. The average yield on interest-earning assets decreased to

7.08% in 1999 compared to 7.41% in 1998. The decrease in interest expense was due to a decline in the weighted average interest rate and a reduction in the average balance due to the withdrawal of funds to purchase stock in the Conversion which occurred in July of 1998. The average balance of interest-bearing liabilities decreased $51.3 million, or 5.8%, and the average rate paid decreased to 4.10% for 1999 from 4.13% for 1998. The interest rate spread decreased 30 basis points to 2.98% for 1999 from 3.28% for 1998 as a result of the 33 basis point decrease in the yield on interest-earning assets and the 3 basis point decrease in the cost of interest-bearing liabilities. The $185.0 million commercial loan was not obtained until October 1999 and, therefore, did not significantly affect the average balance or average cost of liabilities for 1999.

Provision for Loan Losses—Due to growth in the loan portfolio, particularly in commercial loans, a provision for loan loss allowance of $100,000 was recorded in 1999. The provision for loan loss allowance was $650,000 in 1998. The decrease in the provision is attributable to a decrease in nonperforming loans and delinquency rates. The allowance for loan losses totaled $6.4 million at December 31, 1999, which was 0.88% of total loans.

Noninterest Income—Noninterest income increased $584,000, or 2.6%, to $22.7 million for the year ended December 31, 1999, from $22.1 million for the year ended December 31, 1998. The increase was primarily due to a gain of $581,000 recognized on trading securities in 1999 related to the Butler Wick retention plan, compared to a loss of $21,000 in 1998. There were also increases in the commissions and service fees and other charges of $344,000 and $412,000, respectively, primarily due to an increase in sales of securities to Butler Wick customers. These increases were partially offset by a decrease in other noninterest income of $416,000 and losses recognized on the sale of securities of $22,000 in 1999.

Noninterest Expense—Noninterest expense increased $4.1 million to $61.0 million for 1999, from $56.9 million in 1998. This increase was primarily attributable to an increase in salaries and employee benefits expense of $14.3 million, primarily due to a $6.4 million one-time compensation expense due to the effect of the $6.00 per share special capital distribution on the RRP and $3.3 million in compensation expense for the first year of the RRP. Also contributing to the increase in salaries and employee benefits expense was an increase in the ESOP expense of $1.7 million as the plan was outstanding for the entire year and $937,000 of expense related to the Butler Wick retention plan that was established in 1999. These increases were partially offset by a decrease in charitable contributions of $11.8 million due to United Community making a one-time donation to the Home Savings and Loan Charitable Foundation (Foundation) in 1998.

Federal Income Taxes—Federal income taxes increased $1.3 million, or 22.5%, in 1999 compared to 1998, primarily due to an increase in book pre-tax income and a $400,000 valuation allowance recorded in 1999. The effective tax rate was 40% in 1999 and 36% in 1998. Refer to Note 11 to the consolidated financial statements for a further analysis of the effective tax rate.

Yields Earned and Rates Paid

The following table sets forth certain information relating to United Community's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balances of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from daily balances. Nonaccruing loans have been included in the table as loans carrying a zero yield. The average balance for securities available for sale is computed using the carrying value and the average yield on securities available for sale has been computed using the historical amortized average balance.

	Year ended December 31,					
	2000			**1999**		
	Average outstanding balance	**Interest earned/ paid**	**Yield/ rate**	**Average outstanding balance**	**Interest earned/ paid**	**Yield/ rate**
			(Dollars in thousands)			
Interest-earning assets:						
Net loans (1)	$ 785,437	$62,836	8.00%	$ 689,170	$54,564	7.92%
Mortgage-related securities:						
Available for sale	103,630	6,737	6.50	112,112	6,994	6.24
Held to maturity	124,900	8,651	6.93	157,108	10,946	6.97
Investment securities:						
Trading	6,325	145	2.29	4,300	134	3.12
Available for sale	134,355	7,896	5.88	166,465	9,409	5.65
Held to maturity	1,009	62	6.14	1,938	115	5.93
Margin accounts	41,288	3,565	8.63	29,297	2,207	7.53
Other interest-earning assets	25,444	1,730	6.80	110,644	5,602	5.06
Total interest-earning assets	1,222,388	91,622	7.50	1,271,034	89,971	7.08
Noninterest-earning assets	41,214			39,116		
Total assets	$1,263,602			$1,310,150		
Interest-bearing liabilities:						
Deposits:						
Checking accounts	$ 145,649	4,167	2.86	$ 128,905	3,131	2.43
Savings accounts	213,342	5,271	2.47	223,438	5,533	2.48
Certificates of deposit	467,823	25,956	5.55	427,937	21,768	5.09
Other borrowed funds	135,108	8,710	6.45	55,438	3,852	6.95
Total interest-bearing liabilities	961,922	44,104	4.59	835,718	34,284	4.10
Noninterest-bearing liabilities	41,699			51,924		
Total liabilities	1,003,621			887,642		
Equity	259,981			422,508		
Total liabilities and equity	$1,263,602			$1,310,150		
Net interest income and interest rate spread		$47,518	2.91%		$55,687	2.98%
Net interest margin			3.89%			4.38%
Average interest-earning assets to average interest-bearing liabilities			127.08%			152.09%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year ended December 31,		
	1998		
	Average outstanding balance	**Interest earned/ paid**	**Yield/ rate**
Interest-earning assets:			
Net loans (1)	$ 642,168	$53,063	8.26%
Mortgage-related securities:			
Available for sale	66,450	4,351	6.55
Held to maturity	218,510	15,344	7.02
Investment securities:			
Trading	2,480	86	3.47
Available for sale	70,997	4,195	5.91
Held to maturity	5,586	358	6.41
Margin accounts	22,569	1,673	7.41
Other interest-earning assets	156,185	8,685	5.56
Total interest-earning assets	1,184,945	87,755	7.41
Noninterest-earning assets	35,763		
Total assets	$1,220,708		
Interest-bearing liabilities:			
Deposits:			

Deposits:			
Checking accounts	$ 123,742	2,619	2.12
Savings accounts	273,765	7,115	2.60
Certificates of deposit	474,912	26,021	5.48
Other borrowed funds	14,596	815	5.58
Total interest-bearing liabilities	887,015	36,570	4.13
Noninterest-bearing liabilities	37,016		
Total liabilities	924,031		
Equity	296,677		
Total liabilities and equity	$1,220,708		
Net interest income and interest rate spread		$51,185	3.28%
Net interest margin			4.32%
Average interest-earning assets to average interest-bearing liabilities			133.59%

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(1) Nonaccrual loans are included in the average balance.

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected United Community's interest income and interest expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior period rate), (ii) changes in rate (change in rate multiplied by prior period volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated in proportion to the changes due to volume and rate:

	Year ended December 31,					
	2000 vs. 1999			1999 vs. 1998		
	Increase (decrease) due to		Total increase (decrease)	Increase (decrease) due to		Total increase (decrease)
	Rate	Volume		Rate	Volume	
	(In thousands)					
Interest-earning assets:						
Loans	$ 576	$ 7,696	$ 8,272	$(2,003)	$ 3,504	$ 1,501
Mortgage-related securities:						
Available for sale	322	(579)	(257)	(195)	2,838	2,643
Held to maturity	(64)	(2,231)	(2,295)	(119)	(4,279)	(4,398)
Investment securities:						
Trading	(14)	25	11	(8)	56	48
Available for sale	393	(1,906)	(1,513)	(174)	5,388	5,214
Held to maturity	4	(57)	(53)	(25)	(218)	(243)
Margin accounts	357	1,001	1,358	28	506	534
Other interest-earning assets	3,108	(6,980)	(3,872)	(724)	(2,359)	(3,083)
Total interest-earning assets	$4,682	$(3,031)	1,651	$(3,220)	$ 5,436	2,216
Interest-bearing liabilities:						
Checking accounts	599	437	1,036	399	113	512
Savings accounts	(13)	(249)	(262)	(323)	(1,259)	(1,582)
Certificates of deposit	2,066	2,122	4,188	(1,786)	(2,467)	(4,253)
Other borrowed funds	(257)	5,115	4,858	244	2,793	3,037
Total interest-bearing liabilities	$2,395	$ 7,425	9,820	$(1,466)	$ (820)	(2,286)
Change in net interest income			$(8,169)			$ 4,502

Asset and Liability Management and Market Risk

Qualitative Aspects of Market Risk. The principal market risk affecting United Community is interest rate risk. United Community is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. Interest rate risk is defined as the sensitivity of a company's earnings and net asset values to changes in interest rates. As part of its efforts to monitor and manage the interest rate risk, the Board of Directors of Home Savings, which accounts for most of the assets and liabilities of United Community, has adopted an interest rate risk policy which requires the Home Savings Board to review quarterly reports related to interest rate risk and to set exposure limits for Home Savings as a guide to senior management in setting and implementing day to day operating strategies.

United Community is subject to minimal equity price risk because its investment in equity securities, other than stock in the FHLB of Cincinnati, is 0.56% of total assets. United Community is not affected by foreign currency exchange rate risk or commodity price risk.

Quantitative Aspects of Market Risk. As part of its interest rate risk analysis, Home Savings uses the "net portfolio value" ("NPV") methodology adopted by the OTS as part of its capital regulations and also considers the OTS methodology in light of the rate shock estimates contained in the quarterly rate shock risk reports prepared by an outside consulting firm that specializes in interest rate risk assessments as well as the sensitivity of earnings to changes in interest rates and the corresponding impact on net interest income. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV and net interest income that would result from various levels of theoretical basis point changes in market interest rates.

Home Savings uses a net portfolio value and earnings simulation model prepared by a third party as its primary method to identify and manage its interest rate risk profile. The model is based on actual cash flows and repricing characteristics for all financial instruments and incorporates market-based assumptions regarding the impact of changing interest rates on future volumes and the prepayment rate of applicable financial instruments. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into the model. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure NPV or net interest income or precisely predict the impact of fluctuations in interest rates on net interest rate changes as well as changes in market conditions and management strategies.

Presented below are analyses of Home Savings' interest rate risk as measured by changes in NPV and net interest income for instantaneous and sustained parallel shifts of 100 basis point increments in market interest rates. The percentage changes fall within the policy limits set by the Board of Directors of Home Savings as the minimum NPV ratio and the maximum change in interest income that the Home Savings Board of Directors deems advisable in the event of various changes in interest rates.

Year Ended December 31, 2000

Change in rates (Basis points)	Net portfolio value			NPV as % of portfolio value of assets		Next 12 months Net interest income	
	$ Amount	$ Change	% Change	NPV Ratio	Change in %	$ Change	% Change
	(Dollars in thousands)						
+300	$149,982	$(64,325)	(30.02)%	13.55%	(4.14)%	$(6,135)	(14.40)%
+200	171,431	(42,876)	(20.01)	15.02	(2.67)	(3,997)	(9.38)
+100	193,800	(20,507)	(9.57)	16.46	(1.23)	(1,928)	(4.52)
Static	214,307	—	—	17.69	—	—	—
(100)	221,943	7,636	3.56	17.99	0.30	1,013	2.38
(200)	216,714	2,407	1.12	17.42	(0.27)	274	0.64
(300)	214,534	227	0.11	17.06	(0.63)	(563)	(1.32)

Year Ended December 31, 1999

Change in rates (Basis points)	Net portfolio value			NPV as % of portfolio value of assets		Next 12 months Net interest income	
	$ Amount	$ Change	% Change	NPV Ratio	Change in %	$ Change	% Change
	(Dollars in thousands)						
+300	$294,526	$(62,489)	(17.50)%	27.07%	(3.04)%	$(1,866)	(3.85)%
+200	314,065	(42,950)	(12.03)	28.07	(2.04)	(1,219)	(2.51)
+100	335,609	(21,406)	(6.00)	29.13	(0.98)	(568)	(1.17)
Static	357,015	—	—	30.11	—	—	—
(100)	375,959	18,944	5.31	30.89	0.78	399	0.82
(200)	376,848	19,833	5.56	30.61	0.50	(427)	(0.88)
(300)	369,746	12,731	3.57	29.88	(0.23)	(2,832)	(5.84)

As illustrated in the tables, Home Savings' NPV is more sensitive to increases in interest rates than to decreases. Home Savings' sensitivity to increases in rates occurs principally because, as rates increase, borrowers become less likely to prepay fixed-rate loans than when interest rates are declining, and the majority of Home Savings' loans have fixed rates of interest. In addition, loan demand is adversely affected by increases in interest rates. Thus, in a rising interest rate environment, the amount of interest Home Savings would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are made, while the interest Home Savings would pay on its deposits would increase rapidly because deposits generally have shorter periods to repricing than loans.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and early withdrawal levels from certificates of deposit may deviate significantly from those assumed in making risk calculations.

The Board of Directors and management of Home Savings believe that certain factors afford Home Savings the ability to operate successfully despite its exposure to interest rate risk. Home Savings manages its interest rate risk by maintaining capital well in excess of regulatory requirements. See "Liquidity and Capital."

Liquidity and Capital

United Community's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended December 31, 2000, 1999 and 1998.

	Years ended December 31,		
	2000	1999	1998
	(In thousands)		
Net income	$ 11,614	$ 10,395	$ 10,129
Adjustments to reconcile net income to net cash from operating activities	6,562	953	(3,243)
Net cash provided by operating activities	18,176	11,348	6,886
Net cash used in investing activities	(37,365)	(89,097)	(72,973)
Net cash (used in) provided by financing activities	(46,284)	17,320	202,092
Net change in cash and cash equivalents	(65,473)	(60,429)	136,005
Cash and cash equivalents at beginning of year	111,445	171,874	36,404
Cash and cash equivalents at end of year	$ 45,972	$111,445	$172,409

The principal sources of funds for United Community are deposits, loan repayments, maturities of securities, borrowings from financial institutions and other funds provided by operations. Home Savings also has the ability to borrow from the FHLB. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan prepayments are more influenced by interest rates, general economic conditions and competition. Investments in liquid assets maintained by United Community, Home Savings and Butler Wick are based upon management's assessment of (1) need for funds, (2) expected deposit flows, (3) yields available on short-term liquid assets and (4) objectives of the asset and liability management program. At December 31, 2000, approximately $350.1 million of Home Savings' certificates of deposit are expected to mature within one year. Based on past experience and Home Savings prevailing pricing strategies, management believes that a substantial percentage of such certificates will be renewed with Home Savings at maturity, although there can be no assurance that this will occur.

OTS regulations presently require Home Savings to maintain an average daily balance of investments in United States Treasury, federal agency obligations and other investments in an amount equal to 4% of the sum of Home Savings' average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement is intended to provide a source of relatively liquid funds upon which Home Savings may rely, if necessary, to fund loan originations, deposit withdrawals or other short-term funding needs. As of December 31, 2000 Home Savings' liquidity ratio significantly exceeded the minimum requirements.

The Board of Directors has authorized an ongoing program to purchase shares of United Community's common stock to fund employee benefit programs, stock options and award programs and other corporate purposes. These purchases can be made in the open market or negotiated transactions, from time to time, depending on market conditions. United Community acquired 484,000 shares of common stock for $3.3 million during the year ended December 31, 2000. United Community has remaining authorization to repurchase 3.3 million shares as of December 31, 2000.

Home Savings is required by OTS regulations to meet certain minimum capital requirements. Current capital requirements call for tangible capital of 1.5% of adjusted tangible assets, core capital (which for Home Savings consists solely of tangible capital) of 3.0% of adjusted total assets and risk-based capital (which for Home Savings consists of core capital and general valuation allowances) of 8% of risk-weighted assets (assets are weighted at percentage levels ranging from 0% to 100% depending on their relative risk).

The following table summarizes Home Savings' regulatory capital requirements and actual capital at December 31, 2000.

	Actual capital		Current requirement		Excess of actual capital over current requirement		Applicable asset
	Amount	Percent	Amount	Percent	Amount	Percent	Total
	(Dollars in thousands)						
Tangible capital	$175,340	14.51%	$18,121	1.50%	$157,219	13.01%	$1,208,055
Core capital	175,340	14.51	36,242	3.00	139,098	11.51	1,208,055
Risk-based capital	181,460	24.33	59,656	8.00	121,804	16.33	745,696

Accounting and Reporting Developments

A discussion of recently issued accounting pronouncements and their impact on United Community's

Consolidated Financial Statements is provided at page 14 in Note 1 of the Notes to Consolidated Financial Statements.

Summary of Quarterly Financial Information

The following table presents summarized quarterly data for each of the years indicated.

	First Quarter	Second Quarter	(Unaudited) Third Quarter	Fourth Quarter	Total Year
			(In thousands, except per share data)		
2000:					
Total interest income	$21,879	$22,420	$23,236	$24,087	$91,622
Total interest expense	10,083	10,371	11,443	12,207	44,104
Net interest income	11,796	12,049	11,793	11,880	47,518
Provision for loan loss allowances	—	—	150	150	300
Noninterest income	7,255	5,857	5,714	5,928	24,754
Noninterest expense	14,441	13,227	12,740	13,899	54,307
Income taxes	1,508	1,709	1,528	1,306	6,051
Net income	$ 3,102	$ 2,970	$ 3,089	$ 2,453	$11,614
Earnings per share:					
Basic	0.09	0.09	0.09	0.08	$ 0.35
Diluted	0.09	0.09	0.09	0.08	$ 0.35
1999:					
Total interest income	$22,046	$22,390	$22,699	$22,836	$89,971
Total interest expense	7,702	7,764	7,850	10,968	34,284
Net interest income	14,344	14,626	14,849	11,868	55,687
Provision for loan loss allowances	75	25	—	—	100
Noninterest income	5,749	5,761	4,862	6,349	22,721
Noninterest expense	12,091	12,043	22,570	14,333	61,037
Income taxes	2,801	3,017	(916)	1,974	6,876
Net income (loss)	$ 5,126	$ 5,302	$(1,943)	$ 1,910	$10,395
Earnings (loss) per share :					
Basic	0.15	0.16	(0.06)	0.06	$ 0.31
Diluted	0.15	0.16	(0.06)	0.05	$ 0.30

Market Price and Dividends

There were 37,799,309 common shares of United Community stock issued and 37,225,809 shares outstanding as of March 5, 2001. United Community's common stock trades on The Nasdaq Stock Market® under the symbol UCFC. Quarterly stock prices and dividends declared are shown in the following table.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	2000		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	1999
2000:						**1999:**					
High	$9.938	$6.969	$6.688	$7.031	$9.938	High	$14.375	$14.688	$14.875	$15.500	$15.500
Low	6.719	5.500	5.813	6.125	5.500	Low	11.250	10.750	12.000	9.563	9.563
Close	6.969	6.656	6.563	6.938	6.938	Close	11.750	14.688	13.813	9.938	9.938
Dividends Declared And paid	0.075	0.075	0.075	0.075	0.300	Dividends Declared And paid	0.075	0.075	0.075	0.075	0.300

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2000	**1999**
	(In thousands)	
Assets		
Cash and deposits with banks	$ 23,479	$ 30,759
Federal funds sold and other	22,493	80,686
Total cash and cash equivalents	45,972	111,445
Investment securities:		
Trading (amortized cost of $5,927 and $7,647, respectively)	5,933	7,657
Available for sale (amortized cost of $98,267 and $163,515, respectively)	98,445	161,904
Held to maturity (fair value of $900 and $1,098, respectively)	876	1,091
Mortgage-related securities:		
Available for sale (amortized cost of $92,059 and $116,569, respectively)	91,731	113,559
Held to maturity (fair value of $108,229 and $135,993, respectively)	107,684	138,079
Loans, net (including allowance for loan losses of $6,553 and $6,405, respectively)	876,653	723,087
Margin accounts	33,361	32,751
Federal Home Loan Bank stock	13,793	12,825
Premises and equipment	11,939	9,252
Accrued interest receivable	7,701	8,347
Real estate owned	359	158
Other assets	5,752	7,418
Total assets	$1,300,199	$1,327,573
Liabilities and Shareholders' Equity		
Liabilities		
Deposits	$ 900,413	$ 834,087
Other borrowed funds	114,317	213,578
Advance payments by borrowers for taxes and insurance	4,152	4,038
Accrued interest payable	2,933	4,168
Accrued expenses and other liabilities	16,485	14,834
Total liabilities	1,038,300	1,070,705
Commitments and contingencies		
Shareholders' Equity		
Preferred stock-no par value; 1,000,000 shares authorized and unissued	—	—
Common stock—no par value; 499,000,000 shares authorized; 37,800,497 and 37,758,166 shares issued	136,967	136,509
Retained earnings	155,026	153,553
Other comprehensive (loss) income	(98)	(3,003)
Unearned compensation	(26,674)	(30,191)
Treasury stock, at cost, 483,500 shares	(3,322)	—
Total shareholders' equity	261,899	256,868
Total liabilities and shareholders' equity	$1,300,199	$1,327,573

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2000	**1999**	**1998**
	(Dollars in thousands, except per share data)		
Interest income			
Loans	$62,836	$54,564	$53,063
Mortgage-related securities:			
Available for sale	6,737	6,994	4,351
Held to maturity	8,651	10,946	15,344
Investment securities:			
Trading	145	134	86
Available for sale	7,896	9,409	4,195
Held to maturity	62	115	358
Margin accounts	3,565	2,207	1,673
FHLB stock dividend	968	867	822
Other interest-earning assets	762	4,735	7,863
Total interest income	91,622	89,971	87,755
Interest expense			
Interest expense on deposits	35,394	30,432	35,755
Interest expense on other borrowed funds	8,710	3,852	815
Total interest expense	44,104	34,284	36,570
Net interest income	47,518	55,687	51,185
Provision for loan loss allowances	300	100	650
Net interest income after provision for loan loss allowances	47,218	55,587	50,535
Noninterest income			
Commissions	17,176	16,186	15,842
Service fees and other charges	5,607	4,644	4,232
Underwriting and investment banking	646	636	743
Net gains (losses):			
Mortgage-related securities	115	40	253
Investment securities	36	(62)	40
Trading securities	241	581	(21)
Other	(2)	(4)	(68)
Other income	935	700	1,116
Total noninterest income	24,754	22,721	22,137
Noninterest expenses			
Salaries and employee benefits	36,193	43,348	29,039
Gain on postretirement curtailment	(2,928)	—	—
Loss on pension termination	1,008	—	—
Occupancy	2,093	2,031	1,953
Equipment and data processing	5,807	5,148	4,946
Deposit insurance premiums	168	458	631
Franchise tax	3,710	1,897	1,917
Advertising	1,924	1,455	1,447
Acquisition expense	—	478	—
Other expenses	6,332	6,222	5,154
Charitable contributions	—	—	11,844
Total noninterest expenses	54,307	61,037	56,931
Income before income taxes	17,665	17,271	15,741
Income taxes	6,051	6,876	5,612
Net income	$11,614	$10,395	$10,129
Earnings Per Share (1)			
Basic	$ 0.35	$ 0.31	$ 0.10
Diluted	$ 0.35	$ 0.30	$ 0.10

(1) Earnings per share for the year ended 12/31/98 are based on income for the six months ended 12/31/98.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Shares Outstanding	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Unearned Compensation
			(In thousands)		
Balance December 31, 1997	—	$ 3,074	$146,350	$ 718	$ —
Comprehensive income:					
Net income	—	—	10,129	—	—
Change in net unrealized gain on securities, net of taxes of $8	—	—	—	15	—
Comprehensive income	—	—	10,129	15	—
Issuance of common shares	34,716	342,602	—	—	(26,773)
Issuance of common shares for purchase of Butler Wick	1,700	—	—	—	—
Shares distributed by ESOP trust	—	238	—	—	911
Dividends paid, $0.075 per share	—	—	(2,401)	—	—
Other	—	(42)	—	—	—
Balance December 31, 1998	36,416	345,872	154,078	733	(25,862)
Adjustment to convert Butler Wick to a calendar year end (1)	—	—	(825)	—	—
Balance January 1, 1999	36,416	345,872	153,253	733	(25,862)
Comprehensive income:					
Net income	—	—	10,395	—	—
Change in net unrealized (loss) on securities, net of taxes of ($2,012)	—	—	—	(3,736)	—
Comprehensive income	—	—	10,395	(3,736)	—
Issuance of common shares for RRP	1,342	16,444	—	—	(16,444)
Amortization of restricted common stock compensation	—	—	—	—	10,293
Shares distributed by ESOP trust	—	742	—	—	1,822
Special capital distribution, $6.00 per share	—	(226,549)	—	—	—
Dividends paid, $0.30 per share	—	—	(10,095)	—	—
Balance December 31, 1999	37,758	136,509	153,553	(3,003)	(30,191)
Comprehensive income:					
Net income	—	—	11,614	—	—
Change in net unrealized (loss) on securities, net of taxes of $1,565	—	—	—	2,905	—
Comprehensive income	—	—	11,614	2,905	—
Issuance of common shares for RRP	46	295	—	—	(295)
Amortization of restricted common stock compensation	—	54	—	—	1,964
Forfeiture of restricted common stock	(3)	(25)	—	—	25
Shares distributed by ESOP trust	—	134	—	—	1,823
Purchase of treasury stock	(484)	—	—	—	—
Dividends paid, $0.30 per share	—	—	(10,141)	—	—
Balance December 31, 2000	37,317	$ 136,967	$155,026	$ (98)	$(26,674)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Treasury Stock	Total
Balance December 31, 1997	$ —	$ 150,142
Comprehensive income:		
Net income	—	10,129
Change in net unrealized gain on securities, net of taxes of $8	—	15
Comprehensive income	—	10,144
Issuance of common shares	—	315,829
Issuance of common shares for purchase of Butler Wick	—	—
Shares distributed by ESOP trust	—	1,149
Dividends paid, $0.075 per share	—	(2,401)
Other	—	(42)
Balance December 31, 1998	—	474,821
Adjustment to convert Butler Wick to a calendar year end (1)	—	(825)
Balance January 1, 1999	—	473,996
Comprehensive income:		
Net income	—	10,395
Change in net unrealized (loss) on securities, net of taxes of ($2,012)	—	(3,736)
Comprehensive income	—	6,659
Issuance of common shares for RRP	—	—
Amortization of restricted common stock compensation	—	10,293
Shares distributed by ESOP trust	—	2,564
Special capital distribution, $6.00 per share	—	(226,549)
Dividends paid, $0.30 per share	—	(10,095)
Balance December 31, 1999	—	256,868
Comprehensive income:		
Net income	—	11,614
Change in net unrealized (loss) on securities, net of taxes of $1,565	—	2,905
Comprehensive income	—	14,519
Issuance of common shares for RRP	—	—
Amortization of restricted common stock compensation	—	2,018
Forfeiture of restricted common stock	—	—
Shares distributed by ESOP trust	—	1,957
Purchase of treasury stock	(3,322)	(3,322)
Dividends paid, $0.30 per share	—	(10,141)
Balance December 31, 2000	$(3,322)	$ 261,899

(1) Butler Wick reported on a June 25, 1999 fiscal year end. Adjustment reflects Butler Wick activity for the six months ended June 25, 1999.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | | |
	2000	1999	1998
	(In thousands)		
Cash Flows from Operating Activities			
Net income	$ 11,614	$ 10,395	$ 10,129
Adjustments to reconcile net income to net cash			
Provided by operating activities:			
Provision for loan loss allowances	300	100	650
Loss on pension termination	1,008	—	—
Gain on postretirement curtailment	(2,928)	—	—
Net (gains) losses	(149)	25	(223)
Accretion of discounts and amortization of premiums	(447)	(472)	(1,425)
Depreciation	1,573	1,356	1,415
FHLB stock dividends	(968)	(867)	(822)
Decrease (increase) in interest receivable	646	(1,032)	(855)
(Decrease) increase in interest payable	(1,235)	3,404	(116)
Increase in other assets	(907)	(1,362)	(3,614)
Increase (decrease) in other liabilities	4,580	4,511	(649)
Decrease (increase) in trading securities	1,724	(4,294)	62
Amortization of restricted stock compensation	2,018	10,293	—
Increase in margin accounts	(610)	(13,272)	(10,649)
ESOP compensation	1,957	2,563	1,149
Charitable contribution of stock	—	—	11,834
Net cash provided by operating activities	18,176	11,348	6,886
Cash Flows from Investing Activities			
Proceeds from principal repayments and maturities of:			
Mortgage-related securities held to maturity	26,718	44,898	66,328
Mortgage-related securities available for sale	23,464	27,353	19,452
Investment securities held to maturity	693	5,000	100
Investment securities available for sale	77,632	27,500	11,114
Proceeds from sale of:			
Mortgage-related securities available for sale	2,292	4,951	13,145
Mortgage-related securities held to maturity	3,757	—	2,764
Investment securities available for sale	25,601	23,965	465
Purchases of:			
Mortgage-related securities available for sale	(1,195)	(50,532)	(69,119)
Mortgage-related securities held to maturity	—	—	(8,047)
Investment securities available for sale	(38,212)	(105,243)	(84,054)
Investment securities held to maturity	(476)	(691)	(299)
Net principal disbursed on loans	(141,391)	(64,970)	(23,694)
Loans purchased	(12,274)	—	(11)
Purchases of premises and equipment	(4,262)	(1,565)	(1,227)
Other	288	237	110
Net cash used in investing activities	(37,365)	(89,097)	(72,973)
Cash Flows from Financing Activities			
Net (decrease) increase in Now, savings and money market accounts	(16,114)	33,539	(18,590)
Net increase (decrease) in certificates of deposit	82,440	22,966	(90,637)
Net increase in advance payments by borrowers			
For taxes and insurance	114	84	239
Net (decrease) increase in borrowed funds	(99,261)	197,375	9,486
Special capital distribution	—	(226,549)	—
Net proceeds from the sale or issuance of common shares	—	—	303,995
Dividends paid	(10,141)	(10,095)	(2,401)
Purchase of treasury stock	(3,322)	—	—
Net cash (used in) provided by financing activities	(46,284)	17,320	202,092
(Decrease) increase in cash and cash equivalents	(65,473)	(60,429)	136,005
Cash and cash equivalents, beginning of year	111,445	172,409	36,404
Adjustment to convert Butler Wick to a calendar year end (1)	—	(535)	—
Cash and cash equivalents, end of year	$ 45,972	$ 111,445	$172,409

(1) *Butler Wick reported on a June 25, 1999 fiscal year end. Adjustment reflects Butler Wick activity for the six months ended June 25, 1999.*

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of United Community Financial Corp. (United Community), a unitary savings and loan holding company, The Home Savings and Loan Company of Youngstown, Ohio (Home Savings), an Ohio chartered savings and loan company, and Butler Wick Corp. (Butler Wick), an investment brokerage firm, conform to generally accepted accounting principles and prevailing practices within the banking, thrift and brokerage industries. A summary of the more significant accounting policies follows.

Nature of Operations

United Community was incorporated under Ohio law in February 1998 by Home Savings in connection with the conversion of Home Savings from an Ohio mutual savings and loan association to an Ohio capital stock savings and loan association (Conversion). Upon consummation of the Conversion on July 8, 1998, United Community became the unitary savings and loan holding company for Home Savings. The business of Home Savings is providing consumer and business banking service to its market area in northeastern Ohio. At the end of 2000, Home Savings was doing business through 17 full-service banking branches and 4 loan production offices. Loans and deposits are primarily generated from the areas where banking branches are located. Home Savings derives its income predominantly from interest on loans, securities, and to a lesser extent, noninterest income. Home Savings' principal expenses are interest paid on deposits and normal operating costs. Home Savings' operations are principally in the savings and loan industry. Consistent with internal reporting Home Savings' operations are reported in one operating segment, which is retail banking. On August 12, 1999, United Community acquired Butler Wick, the parent company for three wholly-owned subsidiaries: Butler Wick & Co., Inc., Butler Wick Asset Management Company and Butler Wick Trust Company. Butler Wick currently conducts business from 11 full service offices and one trust office located in northeastern Ohio and western Pennsylvania. Butler Wick provides a full range of investment alternatives for individuals, companies and not-for-profit organizations. Butler Wick's operations are reported in a separate operating segment, which is investment advisory services.

Basis of Presentation

The consolidated financial statements include the accounts of United Community and its subsidiaries. All material inter-company transactions have been eliminated. Certain prior period data has been reclassified to conform to current period presentation.

Conversion to Capital Stock Form of Ownership

United Community issued 34,715,625 common shares in connection with the Conversion. Gross proceeds from the offering were $347,156,250, which included 2,677,250 shares issued to the United Community Financial Corp. Employee Stock Ownership Plan (ESOP) and 1,183,438 shares sold to Home Savings for transfer to the Home Savings Charitable Foundation. Conversion costs amounted to $4.6 million.

Home Savings issued all of its outstanding common stock to United Community in exchange for approximately one-half of the net proceeds of the offering. United Community accounted for the purchase in a manner similar to a pooling-of-interests whereby assets and liabilities of Home Savings maintain their historical cost basis in the consolidated company.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment and Mortgage-related Securities

Securities are classified as available for sale, held to maturity or trading upon their acquisition. Securities classified as available for sale are carried at estimated fair value with the unrealized holding gain or loss reflected as a component of equity, net of taxes. Securities classified as held to maturity are carried at amortized cost. Securities classified as trading are carried at estimated fair market value with the market value adjustment reflected on the statement of income. Premiums and discounts are recognized in interest income over the period to maturity by the level yield method. Realized gains or losses on the sale of debt securities are recorded based on the amortized cost of the specific securities sold. Security sales are recorded on a trade date basis.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances. For balance sheet presentation, the balances are presented net of deferred fees or costs on originated loans or unamortized premiums or discounts on purchased loans. Discounts and premiums are accreted or amortized using the interest method over the remaining period to contractual maturity. Unamortized net fees or costs are recognized upon early repayment of the loans. Unamortized net fees or costs on loans sold are included in the basis of the loans in calculating gains and losses.

Loans intended for sale are carried at the lower of cost or estimated market value determined on an aggregate basis. Net unrealized losses are recognized through a valuation allowance by a charge to income. Gains or losses on the sale of loans are determined under the specific identification method.

A loan (including a loan impaired under Statement of Financial Accounting Standard (SFAS) No. 114) is classified as nonaccrual when collectability is in doubt (this is generally when the borrower is 90 days past due on contractual principal or interest payments). A loan may be considered impaired, but remain on accrual status, when the borrower demonstrates (by continuing to make payments) a willingness to keep the loan current and by reducing the delinquency to less than 90 days. When a loan is placed on nonaccrual status, unpaid interest is reversed and an allowance is established by a charge to interest income equal to all accrued interest. Income is subsequently recognized only to the extent that cash payments are received. Cash receipts received on impaired loans are generally applied first to escrow requirements, then to delinquent interest, with any remainder to the principal balance. Loans are returned to full accrual status when the borrower has the ability and intent to make periodic principal and interest payments (this generally requires that the loan be brought current in accordance with its original contractual terms). Loans are classified as restructured when concessions are made to borrowers with respect to the principal balance, interest rate or the terms due to the inability of the borrower to meet the obligation under the original terms.

A loan is considered to be impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In general, Home Savings considers a loan on income-producing properties to be impaired when the debt service ratio is less than 1.0 and it is not probable that all payments will be received in accordance with contractual terms. Loans on non-income-producing properties are considered impaired whenever fair value of the underlying collateral is less than book value of the outstanding loan. Home Savings reviews all loans over $500,000 to determine if the impairment criteria have been met. If the impairment criteria have been met, a reserve is calculated, including all collection costs, according to the provisions of SFAS No. 114. Most of Home Savings' loan portfolio is excluded from the scope of SFAS No. 114 because the pronouncement is generally not applicable to large groups of smaller-balance homogeneous loans such as residential mortgage and other consumer loans. For loans which are individually not significant ($500,000 or less) and represent a homogeneous population, Home Savings evaluates impairment based on the level and extent of delinquencies in the portfolio and Home Savings' prior charge-off experience with those delinquencies. Home Savings charges principal off at the earlier of (i) when a total loss of principal has been deemed to have occurred as a result of the book value exceeding the fair value, or (ii) when collection efforts have ceased.

Allowance for Loan Losses

The allowance for loan losses is established at a level believed adequate by management to absorb probable losses inherent in the loan portfolio. Management's determination of the adequacy of the allowance is based upon estimates derived from an analysis of individual credits, prior and current loss experience, loan portfolio delinquency levels, overall growth in the loan portfolio and current economic conditions. Consequently, these estimates are particularly susceptible to changes that could result in a material adjustment to results of operations. The provision for loan losses represents a charge against current earnings in order to maintain the allowance for loan losses at an appropriate level.

In determining the adequacy of the allowance for loan loss, management reviews and evaluates on a quarterly basis the necessity of a reserve for individual loans classified by management. Management determines the specifically allocated reserve for a classified loan based on its estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow, and legal options available to Home Savings. Once a review is completed, the Home Savings Asset Classification Committee determines the need for a specific reserve and allocates the reserve to the loan. Other loans not specifically reviewed by management are evaluated using the historical charge-off experience ratio calculated by type of loan. The historical charge-off experience ratio factors into account the homogeneous nature of the loans, the geographical lending areas involved, regulatory examination findings, specific grading systems applied and any other known factors which may impact the ratios used. Specific reserves on individual loans and historical ratios are reviewed quarterly and adjusted as necessary based on subsequent collections, loan upgrades or downgrades, nonperforming trends or actual principal charge-off. When evaluating the adequacy of the allowance for loan losses, consideration is given to geographic concentration and the closely associated effect changing economic conditions have on Home Savings.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the useful lives (or term of the lease, if shorter) of the related assets.

Real Estate Owned

Real estate owned, including property acquired in settlement of foreclosed loans, is carried at the lower of cost or estimated fair value less estimated cost to sell after foreclosure. Costs relating to the development and improvement of real estate owned are capitalized, whereas costs relating to holding and maintaining the property are charged to expense.

Loan Fees

Loan origination fees received for loans, net of direct origination costs, are deferred and amortized to interest income over the contractual lives of the loans using the level yield method. Fees received for loan commitments that are expected to be drawn, based on Home Savings' experience with similar commitments, are deferred and amortized over the lives of the loans using the level yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis. Unamortized deferred loan fees or costs related to loans paid off are included in income. Unamortized net fees or costs on loans sold are included in the basis of the loans in calculating gains and losses. Amortization of net deferred fees is discontinued for loans that are deemed to be nonperforming.

Income Taxes

The provision for federal income taxes is based upon earnings reported for financial statement purposes rather than amounts reported on United Community's income tax returns. Deferred income taxes, which result from temporary differences in the recognition of income and expense for financial statement and tax return purposes, are included in the calculation of income tax expense. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date.

Deferred income tax assets and liabilities are recorded annually for differences between financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established, based on the weight of available evidence, when it is more likely than not that some portion or all of the deferred tax asset will not be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

Earnings Per Share

Basic Earnings Per Share (EPS) are based on the weighted average number of common shares outstanding during the year. Diluted EPS are based on the weighted average number of common shares and common share equivalents outstanding during the year. See further discussion at Note 19.

Statements of Cash Flows

For purposes of the statement of cash flows, United Community considers all highly liquid investments with a term of three months or less to be cash equivalents.

Potential Impact of Changes in Interest Rates

Home Savings' profitability depends to a large extent on its net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Like most financial institutions, Home Savings' short-term interest income and interest expense are significantly affected by changes in market interest rates and other economic factors beyond its control. Home Savings' interest-earning assets consist primarily of long-term, fixed-rate and adjustable-rate mortgage loans and investments which adjust more slowly to changes in interest rates than its interest bearing liabilities which are primarily deposits. Accordingly, Home Savings' earnings could be adversely affected during periods of rising interest rates.

Potential Impact of Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, Butler Wick's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose Butler Wick to risk in the event the customer is unable to fulfill its contractual obligations. Butler Wick maintains cash and margin accounts for its customers located primarily in northeastern Ohio and western Pennsylvania.

Butler Wick's customer securities activities are transacted on either a cash or margin basis. In margin transactions, Butler Wick extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in customer's accounts. In connection with these activities, Butler Wick executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose Butler Wick to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, Butler Wick may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Butler Wick seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Butler Wick monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Butler Wick's customer financing and securities settlement activities require Butler Wick to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, Butler Wick may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. Butler Wick controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, Butler Wick establishes credit limits for such activities and monitors compliance on a daily basis.

As a securities broker and dealer, a substantial portion of Butler Wick's transactions are collateralized. Butler Wick's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transaction can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy its obligations to Butler Wick.

New Accounting Standards

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The FASB delayed the effective date of SFAS No. 133 for one year, to fiscal years beginning after June 15, 2000. SFAS No. 138 amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities and also amends SFAS No. 133 for decisions made by the FASB relating to the Derivative Implementation Group process. This statement, which was adopted January 1, 2001, did not impact United Community's financial position and results of operations.

2. ACQUISITION OF BUTLER WICK CORP.

On August 12, 1999, United Community acquired Butler Wick, a full service broker dealer for retail and institutional clients. In connection with the acquisition, United Community issued approximately 1.7 million common shares in exchange for all of Butler Wick's outstanding shares. The acquisition was accounted for by the pooling-of-interests method. Accordingly, the assets, liabilities and shareholders' equity of Butler Wick were recorded on the books of United Community at their values as reported on the books of Butler Wick immediately prior to the consummation of the acquisition. This presentation required the restatements of prior periods as if the companies had been combined for all years presented. The restatement for the Butler Wick acquisition was accomplished by combining Butler Wick's June 25, 1999 fiscal year financial information with United Community's December 31, 1998 calendar year financial information. In 1999, Butler Wick's fiscal year was conformed to United Community's calendar year. As a result of conforming fiscal periods, United Community's consolidated statements of income for the second half of 1998 and the first half of 1999 include Butler Wick's net income for the six months ended June 25, 1999 of $825,000. An adjustment to shareholders' equity removes the effect of including Butler Wick's financial results for both periods.

3. PENDING ACQUISITION OF INDUSTRIAL BANCORP INC.

On December 9, 2000, the Boards of Directors of United Community and Industrial Bancorp, Inc. (Industrial Bancorp), the holding company of Industrial Savings and Loan Association in Bellevue, Ohio, announced that they have executed a definitive agreement for Home Savings to acquire Industrial Bancorp. At December 31, 2000, Industrial Bancorp had assets of $427 million, deposits of $315 million and operated 12 branches throughout north central Ohio. The agreement provides for shareholders of Industrial Bancorp to receive $20.375 in cash for each Industrial Bancorp common share. The acquisition, valued at $91.8 million, is expected to close in the second quarter of 2001. The transaction has been approved by the Boards of Directors of both companies and is subject to approval by the Office of Thrift Supervision and Industrial Bancorp's shareholders.

Home Savings will account for the acquisition as a purchase and will include Industrial Bancorp's results of operations from the effective date of the acquisition in its 2001 financial statements. Consolidated net interest income, net income, and net income per diluted share for the year ended December 31, 2000 would have been $58.8 million, $11.9 million, and $0.36, respectively, if Industrial Bancorp's operations for its fiscal year ended December 31, 2000 had been combined with those of United Community as of January 1, 2000. These pro forma amounts include adjustments resulting from the preliminary allocation of the purchase price to the net assets of Industrial Bancorp. The pro forma financial information is not necessarily indicative of results of operations had the acquisition been made at the beginning of 2000 or of future results of operations.

4. CASH AND CASH EQUIVALENTS

Federal Reserve Board regulations require depository institutions to maintain certain minimum reserve balances. These reserves, which consisted of vault cash and deposits at the Federal Reserve Bank, totaled approximately $4.1 million and $4.5 million at December 31, 2000 and 1999, respectively.

5. INVESTMENT SECURITIES

Investment securities are summarized as follows:

| | December 31, 2000 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Available for Sale				
U.S. Treasury and agency securities	$45,248	$326	$132	$45,442
Corporate notes	45,723	36	167	45,592
Equity securities	7,296	223	108	7,411
Total investment securities available for sale	98,267	585	407	98,445
Held to Maturity				
U.S. Treasury and agency securities	876	24	—	900
Total investment securities held to maturity	876	24	—	900
Total investment securities	$99,143	$609	$407	$99,345

| | December 31, 1999 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
Available for Sale				
U.S. Treasury and agency securities	$ 57,905	$ 8	$ 573	$ 57,340
Corporate notes	102,341	4	901	101,444
Equity securities	1,864	14	163	1,715
Tax exempt municipal securities	1,405	—	—	1,405
Total investment securities available for sale	163,515	26	1,637	161,904
Held to Maturity				
U.S. Treasury and agency securities	1,091	8	1	1,098
Total investment securities held to maturity	1,091	8	1	1,098
Total investment securities	$164,606	$ 34	$1,638	$163,002

The weighted average interest rate on investment securities was 5.72% and 5.59% at December 31, 2000 and 1999, respectively. The corporate notes consist primarily of medium-term notes issued by corporations with investment grade ratings.

Investment securities available for sale by contractual maturity, repricing or expected call date are shown below:

| | December 31, 2000 | |
	Amortized Cost	Fair Value
	(In thousands)	
Due in one year or less	$57,671	$57,566
Due after one year through five years	23,527	23,384
Due after five years through ten years	9,773	10,084
Due after ten years	—	—
Total	$90,971	$91,034

Equity securities do not have a contractual maturity.

Investment securities held to maturity by contractual maturity, repricing or expected call date are shown below:

| | December 31, 2000 | |
	Amortized Cost	Fair Value
	(In thousands)	
Due in one year or less	$876	$900
Due after one year through five years	—	—
Due after five years through ten years	—	—
Due after ten years	—	—
Total	$876	$900

Proceeds on sales of investment and equity securities available for sale were approximately $25.6 million for the year ended December 31, 2000. There were realized gains of approximately $116,000 and realized losses of approximately $80,000 for the year ended December 31, 2000. Proceeds on sales of investment and equity securities available for sale were approximately $24.0 million for the year ended December 31, 1999. There were realized gains of approximately $176,000 and realized losses of approximately $238,000 for the year ended December 31, 1999. Proceeds on sales of equity securities available for sale were approximately $465,000 for the year ended December 31, 1998. There were realized gains of approximately $40,000 and no realized losses for the year ended December 31, 1998. There were no sales of investment securities held to maturity during the years ended December 31, 2000, 1999 and 1998.

Securities pledged for public funds deposits were approximately $27.4 million and $60.2 million at December 31, 2000 and 1999, respectively.

6. MORTGAGE-RELATED SECURITIES

Mortgage-related securities are summarized as follows:

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Available for Sale				
Participation certificates:				
Government agency issues	$ 37,110	$ 134	$ 293	$ 36,951
Private issues	380	—	19	361
Collateralized mortgage obligations:				
Government agency issues	21,295	—	154	21,141
Private issues	33,274	155	151	33,278
Total mortgage-related securities available for sale	92,059	289	617	91,731
Held to Maturity				
Participation certificates:				
Government and government agency issues	107,684	1,002	457	108,229
Total mortgage-related securities	$199,743	$1,291	$1,074	$199,960

	December 31, 1999			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Available for Sale				
Participation certificates:				
Government agency issues	$ 48,912	$239	$1,615	$ 47,536
Private issues	439	—	10	429
Collateralized mortgage obligations:				
Government agency issues	26,350	—	518	25,832
Private issues	40,868	—	1,106	39,762
Total mortgage-related securities available for sale	116,569	239	3,249	113,559
Held to Maturity				
Participation certificates:				
Government and government agency issues	138,079	731	2,817	135,993
Total mortgage-related securities	$254,648	$970	$6,066	$249,552

Mortgage-related securities are classified by type of interest payment as follows:

	December 31,			
	2000		1999	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	---	---	---	---
	(In thousands)			
Available for Sale				
Adjustable rate:				
Private issues	$ 380	$ 361	$ 439	$ 429
Total adjustable rate	380	361	439	429
Fixed rate:				
Participation certificates:				
Government agency issues	37,110	36,951	48,912	47,536
Collateralized mortgage obligations:				
Government agency issues	21,295	21,141	26,350	25,832
Private issues	33,274	33,278	40,868	39,762
Total fixed rate	91,679	91,370	116,130	113,130
Total available for sale	92,059	91,731	116,569	113,559
Held to Maturity Adjustable rate:				
Participation certificates:				
Government agency issues	402	402	504	500
Total adjustable rate	402	402	504	500
Fixed rate:				
Participation certificates:				
Government and government agency issues	107,282	107,827	137,575	135,493
Total fixed rate	107,282	107,827	137,575	135,493
Total held to maturity	107,684	108,229	138,079	135,993
Total mortgage-related securities	$199,743	$199,960	$254,648	$249,552

Proceeds on sales of mortgage-related securities available for sale were $2.3 million for the year ended December 31, 2000. There were realized gains of $50,000 and realized losses of $2,000 for the year ended December 31, 2000. Proceeds on sales of mortgage-related securities held to maturity were $3.8 million for the year ended December 31, 2000. There were realized gains of $68,000 and realized losses of $1,000 for the year ended December 31, 2000. Proceeds on sales of mortgage-related securities available for sale were $4.9 million for the year ended December 31, 1999. There were realized gains of $40,000 and no realized losses for the year ended December 31, 1999. There were no sales of mortgage-related securities held to maturity during the year ended December 31, 1999. Proceeds on sales of mortgage-related securities available for sale were $13.1 million for the year ended December 31, 1998. There were realized gains of $147,000 for the year ended December 31, 1998, and no realized losses for 1998. Proceeds on sales of mortgage-related securities held to maturity for the year ended December 31, 1998 were $2.8 million with an amortized cost of $2.7 million. There were realized gains of $106,000 and no realized losses for the year ended December 31, 1998. Mortgage-related securities sold from the held to maturity portfolio were less than 15% of the principal outstanding at acquisition.

7. LOANS

Loans consist of the following:

	December 31,	
	2000	**1999**
	(In thousands)	
Real Estate:		
Permanent:		
One- to four-family	$611,026	$546,888
Multifamily	18,921	7,838
Non-residential	57,295	28,701
Land	2,717	299
Construction:		
One- to four-family	57,955	27,486
Multifamily and non-residential	2,431	1,637
Total real estate	750,345	612,849
Consumer	58,345	43,139
Commercial	139,001	115,108
Total loans	947,691	771,096
Less:		
Loans in process	59,273	36,693
Allowance for loan losses	6,553	6,405
Deferred loan fees, net	5,212	4,911
Total	71,038	48,009
Loans, net	$876,653	$723,087

Loans with adjustable rates included above totaled $253.3 million and $164.8 million at December 31, 2000 and 1999, respectively. Substantially all such loans have contractual interest rates that increase or decrease at periodic intervals no greater than three years, or have original terms to maturity of three years or less. Adjustable-rate loans reprice primarily based upon U.S. Treasury security rates.

Home Savings' primary lending area is northeast Ohio. At December 31, 2000 and 1999, substantially all of Home Savings' gross loans were to borrowers in Ohio.

Home Savings originates or purchases commercial real estate and business loans. These loans are considered by management to be of somewhat greater risk of uncollectibility than single-family residential real estate loans due to the dependency on income production or future development of real estate. The following table sets forth Home Savings' commercial real estate portfolios by type of collateral.

	December 31,			
	2000		**1999**	
	Amount	**Percent of Total**	**Amount**	**Percent of Total**
	(Dollars in thousands)			
Strip shopping centers	$ 7,191	12.55%	$ 1,481	5.16%
Office buildings	18,405	32.12	7,269	25.33
Warehouses	23,328	40.72	16,284	56.74
Hotel property	3,338	5.83	3,468	12.08
Light industrial manufacturing	2,658	4.64	—	—
Other	2,375	4.14	199	0.69
Total	$57,295	100.00%	$28,701	100.00%

Commercial real estate loans are typically collateralized by the property. Commercial non-real estate loans are collateralized by accounts receivable, inventory and other assets used in the borrowers' business. Substantially all of the consumer loans, including consumer lines of credit, are secured by equity in the borrowers' residence.

At December 31, 2000, 1999 and 1998, loans serviced for the benefit of others, not included in the detail above, totaled $4.9 million, $5.3 million and $6.0 million, respectively.

Loan commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments extend over various periods of time with the majority of such commitments disbursed within a sixty-day period. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Commitments to extend credit at fixed rates exposes Home Savings to some degree of interest rate risk. Home Savings evaluates each customer's creditworthiness on a case-by-case basis. The type or amount of collateral obtained varies and is based on management's credit evaluation of the potential borrower. Home Savings normally has a number of outstanding commitments to extend credit. At December 31, 2000, there were outstanding commitments to originate $30.1 million of fixed-rate mortgage loans and other loans (with interest rates that ranged from 6.88% to 10.50%), $3.0 million of adjustable-rate loans, discounted, and $17.0 million of commercial loans. Terms of the commitments extend up to six months, but are generally less than two months.

At December 31, 2000, there were also outstanding unfunded consumer lines of credit of $24.0 million, which are adjustable-rate based on the one-year U.S. Treasury index, and commercial lines of credit of $24.9 million, which are adjustable rate based on the prime lending index. Generally, all lines of credit are renewable on an annual basis. Home Savings does not expect all of these lines to be used by the borrowers.

Home Savings' business activity is principally with customers located in Ohio. Except for residential loans in Home Savings' market area, Home Savings has no other significant concentrations of credit risk.

Allowance for Loan Losses
Changes in the allowance for loan losses are as follows:

	Year Ended December 31,		
	2000	1999	1998
	(In thousands)		
Balance, beginning of year	$6,405	$6,398	$5,982
Provision for loan loss allowances	300	100	650
Amounts charged off	(201)	(125)	(270)
Recoveries	49	32	36
Balance, end of year	$6,553	$6,405	$6,398

Nonperforming loans (loans 90 days past due and restructured loans) were $9.7 million, $3.9 million and $7.6 million at December 31, 2000, 1999 and 1998, respectively.

	As of or for the Year Ended December 31,	
	2000	1999
	(In thousands)	
Impaired loans on which no specific valuation allowance was provided	$9,458	$3,568
Impaired loans on which specific valuation allowance was provided	85	47
Total impaired loans at year-end	9,543	3,615
Specific valuation allowances on impaired loans at year-end	85	47
Average impaired loans during year	5,144	3,919
Interest income recognized on impaired loans during the year	459	174
Interest income potential based on original contract terms of impaired loans	484	335

Directors and officers of United Community, Home Savings and Butler Wick are customers of Home Savings in the ordinary course of business. Loans of directors and officers have terms consistent with those offered to other customers. At December 31, 2000 and 1999, loans to officers or directors of United Community, Home Savings and Butler Wick totaled approximately $1.9 million and $1.3 million, respectively.

8. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

	December 31,	
	2000	1999
	(In thousands)	
Land and improvements	$ 2,202	$ 2,195
Buildings	11,661	10,606
Leasehold improvements	1,078	1,069
Furniture and equipment	11,001	8,025
	25,942	21,895
Less allowances for depreciation and amortization	14,003	12,643
Total	$11,939	$ 9,252

9. DEPOSITS

Deposits consist of the following:

	December 31,			
	2000		1999	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)			
Checking accounts:				
Interest-bearing	$ 65,988	1.05%	$ 72,642	1.27%
Noninterest-bearing	17,573		9,981	
Savings accounts	199,680	2.28	223,038	2.50
Money market accounts	80,004	4.35	73,698	3.71
Certificates of deposit	537,168	6.07	454,728	5.26
Total deposits	$900,413	4.61%	$834,087	3.99%

Interest expense on deposits is summarized as follows:

	Year Ended December 31,		
	2000	1999	1998
	(In thousands)		
Interest-bearing checking	$ 994	$ 1,180	$ 1,279
Savings accounts	5,272	5,533	7,114
Money market accounts	3,172	1,951	1,340
Certificates of deposit	25,956	21,768	26,022
Total	$35,394	$30,432	$35,755

A summary of certificates of deposit by maturity follows:

	December 31, 2000
	(In thousands)
Within 12 months	$350,089
12 months to 24 months	100,873
24 months to 36 months	45,909
36 months to 48 months	6,841
Over 48 months	33,456
Total	$537,168

A summary of certificates of deposit and other deposits with balances of $100,000 or more by maturity is as follows:

	December 31, 2000	
	Certificates of Deposit	Checking, Savings and Money Market Accounts
	(In thousands)	
Three months or less	$12,998	$36,345
Over three months to six months	6,866	—
Over six months to twelve months	24,843	—
Over twelve months	27,234	—
Total	$71,941	$36,345

Deposits in excess of $100,000 are not federally insured. Home Savings did not have brokered deposits for the years ended December 31, 2000 and 1999.

10. OTHER BORROWED FUNDS

The following is a summary of short-term borrowings:

	December 31,			
	2000		1999	
	(Dollars In thousands)			
	Amount	Weighted average rate	Amount	Weighted average rate
Transaction loan, variable interest, due 120 days	$ —	—%	$185,000	7.77%
Fixed Rate Federal Home Loan Bank advances	81,500	6.30	—	
Variable interest revolving line of credit	25,334	6.41	28,558	5.91
Securities sold under repurchase agreement	7,483	5.20	—	—
Other	—	—	20	—
Total	$114,317		$213,578	

Home Savings has available credit with the FHLB of $276.0 million, of which $81.5 million was used at December 31, 2000. All advances from the FHLB of Cincinnati are secured by a blanket mortgage collateral agreement for 125% of outstanding advances, amounting to $101.9 million at December 31, 2000. $5.0 million of the FHLB advances mature in 2002, the remaining $76.5 million have overnight maturities. Butler Wick has a revolving line of credit, which is fully collateralized by marketable securities valued at $24.6 million and $36.1 million at December 31, 2000 and 1999, respectively. Securities worth $10.3 million are being held at the Federal Reserve Bank as collateral for the repurchase agreement as of December 31, 2000. At December 31, 1999, United Community has a $185.0 million loan from a commercial bank that was collateralized by $79.9 million in securities and 100% of the outstanding shares of Home Savings stock which are owned by United Community.

11. INCOME TAXES

The provision for income taxes consists of the following components:

	Year Ended December 31,		
	2000	1999	1998
	(In thousands)		
Current	$5,673	$6,822	$ 9,536
Deferred	378	54	(3,924)
Total	$6,051	$6,876	$ 5,612

A reconciliation from tax at the statutory rate to the income tax provision is as follows:

	Year Ended December 31,					
	2000		1999		1998	
	Dollars	Rate	Dollars	Rate	Dollars	Rate
	(Dollars in thousands)					
Tax at statutory rate	$6,183	35.0%	$6,045	35.0%	$5,509	35.0%
Increase (decrease) due to:						
Valuation of temporary differences	—	—	400	2.3	—	—
State taxes	140	0.8	230	1.3	94	0.6
Other	(272)	(1.5)	201	1.2	9	—
Income tax provision	$6,051	34.3%	$6,876	39.8%	$5,612	35.6%

Significant components of the deferred tax assets and liabilities are as follows. A valuation allowance has been established as discussed below:

	December 31,	
	2000	1999
	(In thousands)	
Deferred tax assets:		
Charitable contribution	$2,511	$ 3,269
Loan loss reserves	2,293	2,241
Postretirement benefits	1,800	2,887
Deferred loan fees	1,825	1,719
Mark-to-market	53	1,617
Compensation accruals	761	—
Other	387	289
Valuation Allowance	(400)	(400)
Deferred tax assets	9,230	11,622
Deferred tax liabilities:		
Pension benefit obligations	—	353
Original issue discount	1,977	1,787
FHLB stock dividends	3,004	2,670
Post 1987 tax bad debts	717	1,075
Compensation accruals	—	317
Other	134	80
Deferred tax liabilities	5,832	6,282
Net deferred tax asset	$3,398	$ 5,340

During 1996, legislation was passed that repealed Section 593 of the Internal Revenue Code for taxable years beginning after December 31, 1995. Section 593 allowed thrift institutions, including Home Savings, to use the percentage-of-taxable income bad debt accounting method, if more favorable than the specific charge-off method, for federal income tax purposes. The excess reserves (deduction based on the percentage of taxable income less the deduction based on the specific charge-off method) accumulated post-1987 are required to be recaptured ratably over a six-year period beginning in 1996. The recapture has no effect on Home Savings' statement of income as income taxes were provided for in prior years in accordance with SFAS 109, "Accounting for Income Taxes". The timing of this recapture was delayed for two years because Home Savings originated more residential loans in that period than the average originations in the past six years. Beginning in 1998, Home Savings began to recapture the excess reserves in the amount of $6.1 million resulting in payments totaling $2.1 million, which have been previously accrued. The pre-1988 reserve provisions are subject only to recapture requirements in the case of certain excess distributions to, and redemptions of, shareholders or if Home Savings no longer qualifies as a "bank." Tax bad debt deductions accumulated prior to 1988 by Home Savings are approximately $14.4 million. No deferred income taxes have been provided on these bad debt deductions and no recapture of these amounts is anticipated.

In December 1998, Home Savings made a charitable contribution of 1,183,438 shares of United Community's stock to the Home Savings Charitable Foundation valued at approximately $11.8 million. Charitable contributions can only be deducted to the extent of 10% of taxable income, subject to certain adjustments, for the period in which the contribution is made. Any excess may be carried forward for a period of five years to be offset against future taxable income. A deferred tax asset in the amount of $2.5 million is recorded at December 31, 2000. Home Savings provided a deferred tax asset valuation allowance of $400,000 against this amount. This valuation allowance reduced the contribution carryforward to a net amount, which management believes more likely than not that it could be realized based on management's estimate of its future earnings and the expected timing of temporary difference reversals. The contribution carryforward is set to expire in 2003.

12. SHAREHOLDERS' EQUITY

Dividends

United Community's source of funds for dividends to its shareholders are earnings on its investments and dividends from Home Savings and Butler Wick. During the year ended December 31, 2000, United Community paid regular dividends in the amount of $10.1 million. Home Savings' primary regulator, the OTS, has regulations that impose certain restrictions on payments of dividends to United Community.

Home Savings must file an application with, and obtain approval from, the OTS (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus Home Savings' retained net income for that year to date plus the retained net income for the preceding two years; (ii) if Home Savings would not be at least adequately capitalized following the capital distribution; (iii) if the proposed distribution would violate a prohibition contained in any applicable statute, regulation or agreement between Home Savings and the OTS or the FDIC, or any condition imposed on Home Savings in an OTS-approved application or notice. If Home Savings is not required to file an application, it must file a notice of the proposed capital distribution with the OTS.

Other Comprehensive Income

Other comprehensive (loss) income included in the Consolidated Statements of Shareholders' Equity consists solely of unrealized gains and losses on available for sale securities. The change includes reclassification of gains or losses on sales of securities of $80,000, $14,000 and $122,000 for the year ended December 31, 2000, 1999 and 1998, respectively.

Liquidation Account

In accordance with federal regulations, at the time Home Savings converted from a mutual savings and loan association to a capital stock savings and loan association, Home Savings established a liquidation account, which amounted to approximately $141.4 million at the time of the conversion. The liquidation account is maintained for the benefit of eligible account holders who continue to maintain their accounts at Home Savings. The liquidation account is reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of Home Savings, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to their current adjusted qualifying balance before any distribution may be made to United Community as the sole shareholder of Home Savings. Under current regulations, Home Savings is not permitted to pay dividends on its stock if the effect would reduce its regulatory capital below the liquidation account.

13. REGULATORY CAPITAL REQUIREMENTS

Home Savings is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on United Community. The regulations require Home Savings to meet specific capital adequacy guidelines and the regulatory framework for prompt corrective action that involve quantitative measures of Home Savings' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Home Savings' capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Home Savings to maintain minimum amounts and ratios of Core and Tangible capital (as defined in the regulations) to adjusted total assets (as defined) and of total capital (as defined) to risk-weighted assets (as defined).

	As of December 31, 2000					
	Actual		Minimum Capital Requirements		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total capital (to risk-weighted assets)	$181,460	24.33%	$59,656	8.00%	$74,570	10.00%
Tier 1 capital (to risk-weighted assets)	175,340	23.51	*	*	44,742	6.00
Core (Tier 1) capital (to adjusted total assets)	175,340	14.51	36,242	3.00	60,403	5.00
Tangible capital (to adjusted total assets)	175,340	14.51	18,121	1.50	*	*

	Actual		Minimum Capital Requirements		To Be Well Capitalized Under Prompt Corrective Action Provisions	
			As of December 31, 1999			
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total capital (to risk-weighted assets)	$326,376	50.41%	$51,794	8.00%	$64,743	10.00%
Tier 1 capital (to risk-weighted assets)	320,119	49.44	*	*	38,846	6.00
Core (Tier 1) capital (to adjusted total assets)	320,119	26.75	35,896	3.00%	59,827	5.00
Tangible capital (to adjusted total assets)	320,119	26.75	17,948	1.50%	*	*

Ratio is not required under regulations.

As of December 31, 2000 and 1999, the OTS categorized Home Savings as well capitalized under the regulatory framework for Prompt Corrective Action. To be categorized as well capitalized, Home Savings must maintain minimum Core, Tier 1 and total capital ratios as set forth in the table above. There are no conditions or events since that notification that have changed Home Savings' category.

Management believes, as of December 31, 2000, that Home Savings meets all capital requirements to which it is subject. Events beyond management's control, such as fluctuations in interest rates or a downturn in the economy in areas in which Home Savings' loans and securities are concentrated, could adversely affect future earnings and, consequently, Home Savings' ability to meet its future capital requirements.

Butler Wick is subject to regulatory capital requirements set forth by the Securities and Exchange Commission's Uniform Net Capital Rule. Butler Wick has elected to use the alternate method, permitted by rule, which requires Butler Wick to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The net capital rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2000, Butler Wick had net capital of $8.0 million which was 25% of aggregate debit balances and $7.4 million in excess of required net capital.

14. BENEFIT PLANS

Defined Benefit Pension Plan

Home Savings terminated its pension plan, effective July 31, 1999, subject to applicable regulatory approval. During 1999, Home Savings received approval to terminate the plan from the Pension Benefit Guaranty Corporation and Home Savings received final approval from the Internal Revenue Service in 2000. Home Savings settled its pension obligations in July 2000 and recorded a termination loss of $1.0 million.

Other Postretirement Benefit Plans

In addition to Home Savings' retirement plans, Home Savings sponsors a defined benefit health care plan that that was curtailed in 2000 to provide postretirement medical benefits for employees who have worked 20 years and attained a minimum age of 60 by September 1, 2000, while in service with Home Savings. The plan is contributory and contains minor cost-sharing features such as deductibles and coinsurance. In addition, postretirement life insurance coverage is provided for employees who were participants prior to December 10, 1976. The life insurance plan is non-contributory. Home Savings' policy is to pay premiums monthly, with no pre-funding.

The weighted-average annual assumed rate of increase in the per capita cost of coverage benefits (i.e., health care cost trend rate) used in the 2000 valuation was 8.5 percent and 1999 valuation was 7 percent and was assumed to decrease 0.5 percent per year to 6 percent for the year 2005 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	1 Percentage Point Increase	1 Percentage Point Decrease
	(In thousands)	
Effect on total of service and interest cost components	$110	$ (83)
Effect on the postretirement benefit obligation	$504	$(388)

	Year Ended December 31,			
	2000		1999	
	Defined Benefit Plan	Postretirement Plan	Defined Benefit Plan	Postretirement Plan
	(In thousands)			
Change in Benefit Obligation:				
Benefit obligation at beginning of year	$ 6,186	$ 5,053	$ 7,836	$ 5,375
Service cost	—	150	—	247
Interest cost	218	299	378	327
Actuarial (gain)	—	(10)	(1,955)	(783)
Benefit paid	(10,623)	(122)	(73)	(113)
Termination loss	4,219	—	—	—
Curtailment	—	(2,928)	—	—
Benefit obligation at end of the year	$ —	$ 2,442	$ 6,186	$ 5,053
Change in Plan Assets:				
Fair value of plan assets at beginning of year	$ 10,292	—	$ 8,858	—
Actual return of plan assets	331	—	952	—
Employer contribution	—	—	555	—
Benefits paid	(10,623)	—	(73)	—
Fair value of plan assets at end of the year	$ —	$ —	$10,292	$ —
Funded status of the plan	$ —	$(2,442)	$ 4,106	$(5,053)
Unrecognized net (gain) from past experience different from that assumed and effects of changes in assumptions	—	(2,692)	(3,098)	(2,910)
Prior service cost not yet recognized in net periodic benefit cost	—	(8)	—	(315)
(Accrued)/prepaid pension cost	$ —	$(5,142)	$ 1,008	$(8,278)

	Year Ended December 31,					
	2000		1999		1998	
	Defined Benefit Plan	Post-retirement Plan	Defined Benefit Plan	Post-retirement Plan	Defined Benefit Plan	Post-retirement Plan
	(In thousands)					
Service cost	$ —	$ 151	$ —	$ 247	$ 435	$ 229
Interest cost	218	299	378	327	557	325
Expected return on plan assets	(307)	—	(511)	—	(609)	—
Net amortization of prior service cost	—	(18)	—	(26)	43	(26)
Recognized net actuarial loss/(gain)	—	(488)	—	(124)	10	(123)
Loss on termination	1,097	—	—	—	—	—
Net periodic benefit cost	1,008	(56)	(133)	424	436	405
Curtailment	—	(2,928)	—	—	—	—
Net periodic benefit cost after curtailment	$1,008	$(2,984)	$(133)	$ 424	$ 436	$ 405

Assumptions used in the valuations were as follows:

| | Year Ended December 31, | | | | | |
| | 2000 | | 1999 | | 1998 | |
	Defined Benefit Plan	Post-retirement Plan	Defined Benefit Plan	Post-retirement Plan	Defined Benefit Plan	Post-retirement Plan
	(In thousands)					
Weighted average discount rate	6.50%	7.75%	6.50%	7.50%	5.50%	6.50%
Rate of increase in future compensation levels	N/A	N/A	N/A	N/A	N/A	N/A
Expected long-term rate of return on plan assets	5.50	N/A	5.50	N/A	8.00	N/A

401(k) Savings Plan

Home Savings sponsors a defined contribution 401(k) savings plan, which covers substantially all employees. Under the provisions of the plan, Home Savings' matching contribution is discretionary and may be changed from year to year. For 2000 and 1999, Home Savings' match was 50% of pre-tax contributions, up to a maximum of 6% of the employees' base pay, and for 1998, Home Savings' match was 25% of pre-tax contributions, up to a maximum of 6% of the employees' base pay. Participants become 100% vested in Home Savings contributions upon completion of five years of service. For the years ended 2000, 1999 and 1998, the expense related to this plan was approximately $230,000, $237,000 and $134,000, respectively.

Butler Wick also sponsors a defined contribution 401(k) savings plan, which covers substantially all employees who have completed one year of service. Under the provisions of the plan, Butler Wick's matching contribution is discretionary and may be changed from year to year. For 2000, 1999 and 1998, Butler Wick's match was 25% of pre-tax contributions, up to a maximum of 6% of the employees' base pay. Participants become 100% vested in Butler Wick contributions upon completion of six years of service. For the years ended 2000, 1999 and 1998, the expense related to this plan was approximately $120,000, $119,000 and $118,000, respectively.

Employee Stock Ownership Plan

In conjunction with the conversion, United Community established an Employee Stock Ownership Plan (ESOP) for the benefit of the employees of United Community and Home Savings. All full-time employees who meet certain age and years of service criteria are eligible to participate in the ESOP. An ESOP is a tax-qualified retirement plan designed to invest primarily in the stock of United Community. The ESOP borrowed $26.8 million from United Community to purchase 2,677,250 shares in conjunction with the conversion. The term of the loan is 15 years and is being repaid primarily with contributions from Home Savings to the ESOP.

The loan is collateralized by the shares of common stock held by the ESOP. As the note is repaid, shares are released from collateral based on the proportion of the payment in relation to total payments required to be made on the loan. The shares released from collateral are then allocated to participants on the basis of compensation as described in the plan. Compensation expense is determined by multiplying the average per share market price of United Community's stock during the period by the number of shares to be released. United Community recognized approximately $2.0 million, $3.0 million and $1.3 million in compensation expense for the years ended December 31, 2000, 1999 and 1998, respectively, related to the ESOP. Unallocated shares are considered neither outstanding shares for computation of basic earnings per share nor potentially dilutive securities for computation of diluted earnings per share. Dividends on unallocated ESOP shares are reflected as a reduction in the loan (and Home Savings' contribution is reduced accordingly). Shares released or committed to be released for allocation during the years ended December 31, 2000, 1999 and 1998 totaled 300,679, 288,926 and 91,088, respectively. Shares remaining not released or committed to be released for allocation at December 31, 2000 totaled 3,595,367 and had a market value of approximately $24.9 million.

Recognition and Retention Plan

On July 12, 1999, shareholders approved the United Community Financial Corp. Recognition and Retention Plan (RRP). The purpose of the plan is to reward and retain directors, officers and employees of United Community and Home Savings who are in key positions of responsibility by providing them with an ownership interest in United Community. Under the RRP, recipients are entitled to receive dividends and have voting rights on their respective shares, but are restricted from selling or transferring the shares prior to vesting.

In August 1999, United Community awarded 1,342,334 common shares to eligible individuals. Approximately one-fifth of the number of shares awarded, or 268,638 shares, vested on the date of grant. The remaining 1,073,696 shares vest ratably on each of the first four anniversary dates of the plan. In August 2000, United Community awarded 46,291 common shares to eligible individuals. Aproximately two-fifths of the number of shares awarded, or 18,517 shares, vested on the date of grant. The remaining 27,774 shares vest ratably on each of the first three anniversary dates of the plan. Shares available for future grants at December 31, 2000 and 1999 were 3,960 shares and 46,291 shares, respectively.

The aggregate fair market value of the unvested RRP shares is considered unearned compensation at the time of grant and is amortized over the vesting period. Compensation expense recognized in 2000 and 1999 related to the RRP was $2.0 and $10.3 million. The expense for 1999 included an accelerated expense of $6.4 million related to the $6.00 per share special capital distribution.

Retention Plan

In connection with the Butler Wick acquisition, United Community established and funded a $3.7 million retention plan into a Rabbi Trust. Participants in the retention plan become vested in their benefits after five years of service, subject to acceleration in the event of a change in control of United Community or Butler Wick. If a participant voluntarily leaves the employ of Butler Wick or a subsidiary, or is fired for cause, before the expiration of the five-year vesting period, the participant will forfeit all funds in the plan. If a participant dies, becomes disabled or retires at or after age 65 and prior to the expiration of the five-year vesting period, the participant, or the participant's estate, will be entitled to receive the funds allocated to him or her under the plan, increased for any earnings or reduced for any loss on such funds, at the end of the five-year vesting period. Retention plan expense, including fair value adjustments related to the assets in Rabbi Trust, was $1.0 million and $937,000 for 2000 and 1999.

Long-Term Incentive Plan

On July 12, 1999, Shareholders approved the United Community Financial Corp. Long-Term Incentive Plan (Incentive Plan). The purpose of the Incentive Plan is to promote and advance the interests of United Community and its shareholders by enabling United Community to attract, retain and reward directors, directors emeritus, managerial and other key employees of United Community, including Home Savings and Butler Wick, by facilitating their purchase of an ownership interest in United Community.

The Incentive Plan provides for the grant of options, which may qualify as either incentive or nonqualified stock options. The incentive plan provides that option prices will not be less than the fair market value of the stock at the grant date. On March 23, 2000, the Board of Directors granted options to purchase 638,483 common shares at an exercise price of $6.97 to certain officers and employees of Home Savings and Butler Wick. Of the options granted, 411,906 were incentive stock options and 226,577 were nonqualified stock options. As of December 31, 2000, 9,398 shares of the incentive stock options awarded have been forfeited. The maximum number of common shares that may be issued under the plan is 3,471,562. All of the options awarded became exercisable on the date of grant. The option period expires 10 years from the date of grant. No options were exercised during 2000.

United Community applies the Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized. Had compensation cost for this plan been determined consistent with SFAS No. 123, "Accounting for Stock Based Compensation," United Community's net income and earnings per share for the year ended December 31, 2000 would have been reduced to the pro forma amounts indicated below:

	December 31, 2000	
	As Reported	Pro Forma
	(In thousands, except per share data)	
Net income	$11,614	$10,278
Basic earnings per share	0.35	0.31
Diluted earnings per share	0.35	0.31

United Community applied the Black-Scholes option pricing model to determine the fair value of $2.44 for each option granted. Below is a summary of the assumptions used in the calculation:

	December 31, 2000
Dividend yield	2.47%
Expected stock price volatility	89.26%
Risk-free interest rate	6.62%
Expected option life (In years)	10

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments have been determined by United Community using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that United Community could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash, Cash Equivalents, Margin Accounts, Accrued Interest Receivable and Payable and Advance Payments by Borrowers for Taxes and Insurance—The carrying amounts as reported in the Statements of Financial Condition are a reasonable estimate of fair value due to their short-term nature.

Mortgage-related and Investment Securities—Fair values are based on quoted market prices, dealer quotes and prices obtained from independent pricing services.

Loans—The fair value is estimated by discounting the future cash flows using the current market rates for loans of similar maturities with adjustments for market and credit risks.

Federal Home Loan Bank Stock—The fair value is estimated to be the carrying value, which is par. All transactions in the capital stock of the Federal Home Loan Bank are executed at par.

Deposits—The fair value of demand deposits, savings accounts and money market deposit accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using rates currently offered for deposits of similar remaining maturities.

Other borrowed funds-The fair value of borrowings is the amount payable on demand at the reporting date.

Limitations—Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time United Community's entire holdings of a particular financial instrument. Because no market exists for a significant portion of United Community's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, a significant asset not considered a financial asset is premises and equipment. In addition, tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2000 and 1999. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

	December 31, 2000		December 31, 1999	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)			
Assets:				
Cash and cash equivalents	$ 45,972	$ 45,972	$111,445	$111,445
Investment securities:				
Trading	5,933	5,933	7,657	7,657
Held to maturity	876	900	1,091	1,098
Available for sale	98,445	98,445	161,904	161,904
Mortgage-related securities:				
Held to maturity	107,684	108,229	138,079	135,993
Available for sale	91,731	91,731	113,559	113,559
Loans	876,653	879,109	723,087	717,059
Margin accounts	33,361	33,361	32,751	32,751
Federal Home Loan Bank stock	13,793	13,793	12,825	12,825
Accrued interest receivable	7,701	7,701	8,347	8,347
Liabilities:				
Deposits:				
Checking, savings and money market accounts	363,245	363,245	379,359	379,359
Certificates of deposit	537,168	541,690	454,728	455,299
Other borrowed funds	114,317	114,317	213,578	213,578
Advance payments by borrowers for taxes and insurance	4,152	4,152	4,038	4,038
Accrued interest payable	2,933	2,933	4,168	4,168

16. STATEMENT OF CASH FLOWS SUPPLEMENTAL DISCLOSURE

Supplemental disclosures of cash flow information are summarized below:

	Year Ended December 31,		
	2000	1999	1998
	(In thousands)		
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest on deposits and borrowings	$45,334	$30,880	$36,737
Income taxes	5,941	6,004	9,885
Supplemental schedule of noncash activities:			
Transfers from loans to real estate owned	493	313	372

17. PARENT COMPANY FINANCIAL STATEMENTS

Condensed Statement of Financial Condition

	December 31,	
	2000	1999
	(In thousands)	
Assets		
Cash and deposits with banks	$ 85	$ 246
Federal funds sold and other	19,823	22,354
Total cash and cash equivalents	19,908	22,600
Investment securities:		
Trading	4,572	4,330
Available for sale	39,919	63,692
Note receivable	24,056	25,186
Accrued interest receivable	372	1,091
Investment in subsidiary	188,213	328,702
Other assets	67	285
Total assets	$277,107	$445,886
Liabilities and Shareholders' Equity		
Other borrowed funds	12,000	185,000
Accrued expenses and other liabilities	3,208	4,018
Total liabilities	15,208	189,018
Total shareholders' equity	261,899	256,868
Total liabilities and shareholders' equity	$277,107	$445,886

Condensed Statement of Income

	Year Ended December 31,		
	2000	1999	1998
	(In thousands)		
Income			
Interest income	$ 5,806	$ 8,564	$ 3,711
Non-interest income	227	443	—
Total income	6,033	9,007	3,711
Expenses			
Interest expense	1,152	2,670	883
Other expenses	1,078	1,520	273
Total expenses	2,230	4,190	1,156
Income before income taxes	3,803	4,817	2,555
Income taxes	1,069	2,060	1,040
Income before equity in undistributed net earnings of subsidiary	2,734	2,757	1,515
Equity in undistributed net earnings of subsidiary	8,880	7,638	8,614
Net income	$11,614	$10,395	$10,129

Condensed Statement of Cash Flows

	Year Ended December 31,		
	2000	**1999**	**1998**
	(In thousands)		
Cash Flows from Operating Activities			
Net Income	$ 11,614	$ 10,395	$ 10,129
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in undistributed earnings of the subsidiaries	(8,880)	(7,638)	(8,614)
Amortization of premiums and accretion of discounts	(22)	(26)	—
Net losses	19	140	—
Decrease (increase) in interest receivable	719	(1,071)	(20)
Increase in other assets	(54)	(285)	—
(Decrease) increase in accrued interest payable	(1,642)	2,670	—
(Decrease) increase in other liabilities	(254)	(177)	873
Increase in trading securities	(241)	(4,331)	—
Issuance of stock for Charitable Foundation	—	—	11,834
Net cash provided by (used in) operating activities	1,259	(323)	14,202
Cash Flows from Investing Activities			
Proceeds from principal repayments and maturities of:			
Investment securities available for sale	25,000	—	—
Proceeds from sale of:			
Investment securities available for sale	473	22,096	—
Purchases of:			
Investment securities available for sale	(924)	(86,716)	—
ESOP loan repayment	(37)	274	335
Purchase of capital stock of subsidiary	—	—	(177,218)
Net cash provided by (used in) investing activities	24,512	(64,346)	(176,883)
Cash Flows from Financing Activities			
Dividends paid	(10,141)	(10,095)	(2,401)
Special capital distribution	—	(226,549)	—
Net (decrease) increase in borrowed funds	(173,000)	185,000	—
Dividend to parent company	158,000	—	—
Purchase of treasury stock	(3,322)	—	—
Net proceeds from the sale or issuance of common shares	—	—	303,995
Net cash (used in) provided by financing activities	(28,463)	(51,644)	301,594
(Decrease) increase in cash and cash equivalents	(2,692)	(116,313)	138,913
Cash and cash equivalents, beginning of year	22,600	138,913	—
Cash and cash equivalents, end of year	$ 19,908	$ 22,600	$ 138,913

18. SEGMENT INFORMATION

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes standards for the manner in which public enterprises report information about operating segments in financial statements. With the acquisition of Butler Wick in 1999, United Community has two principal segments, retail banking and investment advisory services. Retail banking provides consumer and business banking services. Investment advisory services provide investment brokerage services and a network of integrated financial services. The accounting policies of the segments are the same as those described in Note 1. Condensed statements of income and selected financial information by operating segment for the years ended December 31, 2000, 1999 and 1998 are as follows:

	Retail Banking	Investment Advisory Services	Eliminations	Total
		(In Thousands)		
2000				
Results of Operations				
Total interest income	$ 90,844	$ 3,804	$ 3,026	$ 91,622
Total interest expense	45,001	2,129	3,026	44,104
Net interest income after provision for loan loss	45,543	1,675	—	47,218
Non-interest income	2,590	22,164	—	24,754
Non-interest expense	31,721	22,586	—	54,307
Income before tax	16,412	1,253	—	17,665
Income tax	5,599	452	—	6,051
Net income	$ 10,813	$ 801	$ —	$ 11,614
Selected Financial Information				
Total assets	$1,484,541	$41,027	$225,369	$1,300,199
Capital expenditures	3,743	519	—	4,262
Depreciation and amortization	1,098	475	—	1,573
1999				
Results of Operations				
Total interest income	$ 89,634	$ 2,415	$ 2,078	$ 89,971
Total interest expense	35,200	1,162	2,078	34,284
Net interest income after provision for loan loss	54,334	1,253	—	55,587
Non-interest income	2,285	20,436	—	22,721
Non-interest expense	40,637	20,400	—	61,037
Income before tax	15,982	1,289	—	17,271
Income tax	6,356	520	—	6,876
Net income	$ 9,626	$ 769	—	$ 10,395
Selected Financial Information				
Total assets	$1,639,856	$41,841	$354,124	$1,327,573
Capital expenditures	1,248	317	—	1,565
Depreciation and amortization	937	419	—	1,356
1998				
Results of Operations				
Total interest income	$ 87,596	$ 1,874	$ 1,715	$ 87,755
Total interest expense	37,470	815	1,715	36,570
Net interest income after provision for loan loss	49,476	1,059	—	50,535
Non-interest income	2,289	19,848	—	22,137
Non-interest expense	38,217	18,714	—	56,931
Income before tax	13,548	2,193	—	15,741
Income tax	4,849	763	—	5,612
Net income	$ 8,699	$ 1,430	—	$ 10,129
Selected Financial Information				
Total assets	$1,594,164	$40,384	$336,859	$1,297,689
Capital expenditures	621	606	—	1,227
Depreciation and amortization	1,022	393	—	1,415

19. EARNINGS PER SHARE

For the purpose of computing weighted average shares outstanding, shares issued in the conversion on July 8, 1998 were assumed to have been outstanding since July 1, 1998. Earnings per share has been computed for the years ended December 31, 2000, 1999 and 1998 as follows:

	2000	1999	1998
	(Dollars in thousands, except per share data)		
Basic Earnings Per Share:			
Net income applicable to common stock(1)	$11,614	$10,395	$ 3,360
Weighted average common shares outstanding	33,186	33,907	33,791
Basic earnings per share	$ 0.35	$ 0.31	$ 0.10
Diluted Earnings Per Share:			
Net income applicable to common stock(1)	$11,614	$10,395	$ 3,360
Weighted average common shares outstanding	33,186	33,907	33,791
Dilutive effect of restricted stock	130	292	—
Weighted average common shares outstanding for dilutive computation	33,316	34,199	33,791
Diluted earnings per share	$ 0.35	$ 0.30	$ 0.10

_____

(1)   Net income for 1998 is for the six months ended 12/31/98

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
United Community Financial Corp.

We have audited the accompanying consolidated statements of financial condition of United Community Financial Corp. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of United Community's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of United Community Financial Corp. and Butler Wick Corp., which has been accounted for as a pooling-of-interests as described in Note 2 to the consolidated financial statements. We did not audit the consolidated statements of income, shareholders' equity and cash flows of Butler Wick Corp. for the year ended June 25, 1999, which statements reflect net income of $1.4 million for the year ended June 25, 1999. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Butler Wick Corp. for 1998, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Community Financial Corp. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

CLEVELAND, OHIO
January 24, 2001